ARS

04021377

ATSI COMMUNICATIONS, INC.

2003 ANNUAL REPORT TO STOCKHOLDRS

8600 Wurzbach Road
Suite 700W
San Antonio, Texas 78240
210.614.7240

To Our Stockholders:

This Annual Report and the Notice and Proxy Materials for the 2004 Annual Meeting of Stockholders that are distributed with this report represents the return of ATSI Communications, Inc. to full compliance with the reporting requirements of the Securities Exchange Commission and the beginning of the implementation of a new business and capital structure for future growth. Your management believes that we have the skills, the technology, the vision and the resources to become the leading provider of cross border communications services in the Western Hemisphere. We are sincerely thankful for the loyalty of our shareholders, suppliers and employees and look forward to our future.

Arthur Smith
Chief Executive Officer

SPECIAL NOTE: This Annual Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities and Exchange Act of 1934, as amended. "Forward looking statements" are those statements that describe management's beliefs and expectations about the future. We have identified forward-looking statements by using words such as "anticipate," "believe," "could," "estimate," "may," "expect," and "intend." Although we believe these expectations are reasonable, our operations involve a number of risks and uncertainties, including those described in the Additional Risk Factors section of the Company's Annual Report Form 10-K and other documents filed with the Securities and Exchange Commission. Therefore, these types of statements may prove to be incorrect.

SELECTED FINANCIAL DATA

The following selected financial and operating data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and The Company's Consolidated Financial Statements and the Notes thereto included elsewhere herein.

	Years ended July 31,				
	1999	2000	2001	2002 (1)	2003 (2)(3)
	(In thousands of $, except per share data)				
Consolidated Statement of Operations Data:					
Operating revenues					
Carrier services	$ 14,123	$ 22,192	$ 26,349	$ 41,190	$ 6,532
Network services	5,127	2,539	2,714	1,956	417
Total operating revenues	$ 19,250	$ 24,731	$ 29,063	$ 43,146	$ 6,949
Operating loss	($ 3,779)	($ 5,232)	($ 4,850)	($ 8,259)	(5,780)
Other income (expense), net	(1,240)	(1,388)	(300)	1,475	(2,922)
Net loss from continuing operations	($ 5,019)	($ 6,620)	($ 5,150)	($ 6,784)	($ 8,702)
Net loss from discontinued operations	(1,716)	(3,432)	(5,403)	(8,815)	(2,919)
Net loss from sale of discontinued operations	-	-	-	1,082	(962)
Net loss	($ 6,735)	($ 10,052)	($ 10,553)	($ 14,517)	($ 12,583)
Less: preferred stock dividends	(856)	(7,085)	(2,232)	(472)	(653)
Net loss applicable to common shareholders	($ 7,591)	($ 17,137)	($ 12,785)	($ 14,989)	($ 13,236)
Per Share information:					
Weighted average common shares outstanding	47,467,000	56,852,000	71,180,000	86,275,000	101,767,000
Net loss-basic and diluted	($0.16)	($0.30)	($0.18)	($0.17)	($0.13)
Consolidated Balance Sheet Data:					
Current Assets from continuing operations	$ 3,738	$ 3,274	$ 2,447	$ 1,184	$ 465
Current Assets from discontinued operations	14,637	13,498	11,042	3,694	245
Total Assets	$ 25,267	$ 26,894	$ 23,112	$ 10,457	$ 1,530
Current Liabilities from continuing operations	$ 9,044	$ 6,630	$ 5,757	$ 12,528	$ 17,109
Current Liabilities from discontinued operations	8,385	5,066	5,796	2,444	1,397
Long-term Obligations and Redeemable Preferred Stock	-	-	3,529	2,180	1,360
Total Liabilities	$ 19,130	$ 13,544	$ 13,329	$ 15,389	$ 18,515
Total Stockholders' equity (deficit)	$ 6,137	$ 13,350	$ 6,254	($ 7,112)	($ 18,345)

(1) On June 12, 2002 the Company discontinued its E-commerce operations through the sale of a majority-owned subsidiary. The financial information relating to the Company has been restated to reflect the operations of this subsidiary as discontinued operations and the gain or loss on the sale of the subsidiary as a gain or loss on the sale of discontinued operations.

(2) In February 2003, two subsidiaries of the Company filed for protection under Chapter 11 of the U.S. Bankruptcy Code. On July 2, 2003, the U.S. Bankruptcy Court approved the sale of two Mexican subsidiaries owned by the subsidiaries. The financial information relating to the Company has been restated to reflect the operations of these subsidiaries is reflected as discontinued operations and the gain or loss on the sale of these subsidiaries as a gain or loss on the sale of discontinued operations.

(3) In May 2003, ATSI sold 51% of its Mexican subsidiary. The financial information relating to the Company has been restated to reflect the operation of this subsidiary as other income (expense).

Background

ATSI was founded in 1993. We are an international carrier, serving the rapidly expanding communications markets in and between Latin America and the United States. Our mission is to connect the Americas with exceptional communication services. Our strategy is to become a leading provider of communication services to carriers and businesses in this U.S./Latin American corridor through a high quality, 'next generation' VoIP network established through our partnership with Dialmex. ATSI's focus today is on the communications corridor between the United States and Mexico. Already one of the two largest international communications corridors in the world, this corridor is growing due to increasing phone density in Mexico and large-scale emigration of Mexicans to the United States.

We are engaged in two principal business segments:

Carrier Services. We provide termination services to U.S. and Latin American telecommunications companies who lack transmission facilities, require additional capacity or do not have the regulatory licenses to terminate traffic in Mexico. Typically these telecommunications companies offer their services to the public for local and international long distance services. Operationally, ATSI's strength lies in our interconnection agreements with carriers such as Telefonos de Mexico S.A de C.V. (Telmex) and Bestel S.A de C.V. (Bestel) and our 49% interest in ATSI Communications, S.A de C.V. (ATSICOM), which holds a 30-year long distance concession license in Mexico. Our interconnection agreements with these long-distance concessionaires provide us with nationwide network coverage at a competitive cost structure. Currently, Telmex owns and operates the only nationwide network in Mexico with more than 14.1 million phone lines in over 105,000 communities throughout Mexico. Bestel operates a fiber optic network that extends over 6,356 kilometers with points of presence in 19 Mexican metropolitan areas. Under these agreements the cost will be based on a per minute rate and the volume of minutes transported through their respective networks.

Network Services. We offer private communication links for multi-national and Latin American corporations or enterprise customers who use a high volume of telecommunications services to their U.S. offices or businesses and need greater dependability than is available through public networks. These services include data, voice and fax transmission as well as Internet services between the customers multiple international offices and branches. Currently we do not have any network services customers; however, we provide network management services to Latingroup Ventures L.L.C.(LGV), a non-related party. Under the agreement with LGV we will provide customer service, technical support and manage the collections process of their private network customers. Currently we compete with MCI and Americatel, as well as the former telecommunication monopolies in the Latin American countries in providing network services. Factors contributing to our competitiveness include reliability, network quality, speed of installation, and in some cases, geography, network size, and hauling capacity. We are at a competitive disadvantage with respect to larger carriers who are able to provide networks for corporations that encompass more countries in Latin America, as well as Europe, Asia and other parts of the globe. As a result of these disadvantages we do not expect a significant increase in revenue from this source in the near future.

Recent Developments

During the year ended July 31, 2003 many carriers began requiring substantial deposits and/or prepayments for termination services. As a result of the substantial deposits and prepayment requirements and our lack of liquidity, in December 2002, we were forced to idle our network and we were not able to restart our network during the fiscal year ending July 31, 2003. During the fiscal year ending July 31, 2003 management continued to pursue different avenues for funding, but unfortunately, we were not able to raise the capital necessary to re-start our network, and as a result two of our subsidiaries, ATSI (Texas), Inc. and TeleSpan, Inc., filed for protection under Chapter 11 of the U.S. Bankruptcy Code on February 4, 2003 and February 18, 2003 respectively. Additionally, the court ordered joint administration of both cases on April 9, 2003 and subsequently on May 14, 2003 the court converted the cases to Chapter 7. On July 02, 2003, the U.S. Bankruptcy Court overseeing the Chapter 7 cases for ATSI Texas and TeleSpan approved the sale of two foreign subsidiaries, ATSI-Mexico and SINFRA to Latingroup Ventures, L.L.C. (LGV), to a non-related party. Under the purchase agreement, LGV acquired all the communication centers and assumed all related liabilities related to ATSI Mexico and SINFRA. Additionally, under the agreement, LGV acquired the Comercializadora License owned by ATSI-Mexico and the Teleport and Satellite Network License owned by SINFRA. Due to the bankruptcies and the resulting sales of ATSI Mexico and SINFRA, we no longer had Mexico Telco operations, consisting primarily of retail call center operations, and determined to discontinue this operating segment.

On May 22, 2003 we entered into a Share Purchase Agreement with Telemarketing de Mexico, S.A. de C.V. (Telemarketing) whereby we sold Telemarketing 51% of ATSICOM. The principal owners of Telemarketing are also the principal owners of Dialmex, LLC (Dialmex), a U.S. based international telecommunications carrier. The agreement with Telemarketing provides that ATSI and Telemarketing will jointly enhance Dialmex's VoIP network. On May 22, 2003, we also signed a Carrier Services Agreement with Dialmex. Under this agreement we will be allowed to use Dialmex's VoIP network to transport and terminate voice and fax communications over the Internet. Our fees under the Dialmex agreement will be based on a per minute rate on the volume of minutes sent through their VoIP network. Telemarketing and ATSI will enhance the VoIP network by linking Dialmex's VoIP network with other carriers, which will enable us to reduce our transportation and termination costs, while simultaneously increasing and expanding destination points available to our customers. We believe that this lower network cost structure will allow the companies to be more competitive and attract more customers. Additionally, we will combine our respective interconnection agreements with the major carriers in Mexico to lower our termination cost and allow for a more attractive cost structure. The sale of our Mexican subsidiary to Telemarketing provides us with working capital while the agreement with Dialmex provides us with access to a reliable and flexible state-of-the-art VoIP network without incurring the expense of operating such a network. Due to the financial condition of the Company, there can be no assurance that the enhancements can be made or that the costs will be decreased.

OFFICERS AND DIRECTORS

Arthur L. Smith	President, Chief Executive Officer and Director of the Company
Murray R. Nye	Self Employed Consultant, Director of D.M.I. Technologies, Inc., an Alberta Stock Exchange-traded company, and Director of the Company
Richard C. Benkendorf	Principal in Technology Impact Partners, a provider of investment advice, and Director of the Company
John R. Fleming	Principal of Vision Corporation, an early-stage investment company that focuses on communications technologies, service and hardware, and Director of the Company
Ruben R. Caraveo	Vice President, Sales and Operations of the Company
Antonio Estrada	Corporate Controller of the Company

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the consolidated financial condition and results of operations of ATSI for the three fiscal years ended July 31, 2001, 2002, and 2003. It should be read in conjunction with our Consolidated Financial Statements, the Notes thereto and the other financial information included elsewhere in this Annual Report and in the Company's Annual Report on Form 10-K filed with the Securities Exchange Commission. For purposes of the following discussion, fiscal 2001 or 2001 refers to the year ended July 31, 2001, fiscal 2002 or 2002 refers to the year ended July 31, 2002 and fiscal 2003 or 2003 refers to the year ended July 31, 2003.

Results of Operations

The following table sets forth certain items included in our results of operations in thousands of dollar amounts and as a percentage of total revenues for the years ended July 31, 2001, 2002 and 2003.

	Year ended July 31,					
	2001		2002		2003	
	$	%	$	%	$	%
Operating revenues						
Services						
Carrier services	$26,349	91%	$41,190	95%	$6,532	94%
Network services	2,714	9%	1,956	5%	417	6%
Total operating revenues	29,063	100%	43,146	100%	6,949	100%
Cost of services (exclusive of depreciation and amortization shown below)	24,802	85%	39,077	91%	6,244	90%
Gross Margin	4,261	15%	4,069	9%	705	10%
Selling, general and administrative expense	6,924	24%	6,866	16%	4,803	69%
Impairment loss	-	0%	3,119	7%	418	6%
Bad debt expense	142	0%	388	1%	35	1%
Depreciation and amortization	2,045	7%	1,955	5%	1,229	18%
Operating loss	(4,850)	-17%	(8,259)	-19%	(5,780)	-83%

Other income (expense), net	(300)	-1%	1,475	3%	(2,922)	-42%
Net loss from continuing operations before income tax expense	(5,150)	-18%	(6,784)	-16%	(8,702)	-125%
Income tax expense	-	0%	-	0%	-	0%
Net loss from continuing operations	(5,150)	-18%	(6,784)	-16%	(8,702)	-125%
Net loss from discontinued operations	(5,403)	-19%	(8,815)	-20%	(2,919)	-42%
Net loss from sale of discontinued operations	-	0%	1,082	3%	(962)	-14%
Net loss	(10,553)	-36%	(14,517)	-34%	(12,583)	-181%
Less: preferred stock dividends	(2,232)	-8%	(472)	-1%	(653)	-9%
Net loss applicable to common shareholders	($12,785)	-44%	($14,989)	-35%	($13,236)	-190%

Year Ended July 31, 2003 Compared to Year ended July 31, 2002

Operating Revenues. Consolidated operating revenues decreased 84% between periods from $43 million for the year ended July 31, 2002 to $7 million for the year ended July 31, 2003.

Carrier services revenues decreased approximately $34.7 million, or 84% from the year ended July 31, 2002 to the year ended July 31, 2003. As the telecom sector has continued to suffer financially and operationally, more and more of our carriers require substantial deposits and/or prepayments. As a result of the substantial deposits and prepayment requirements and our lack of liquidity, in December 31, 2002, the Company idled its network and during the second half of the year ended July 31, 2003 we were not able to generate revenue from carrier services. During the same six-month period in fiscal year 2002, we generated approximately $21 million or approximately 50% of the total yearly carrier services revenue. Subsequent to year-end we have signed three new carrier customers and we have generated revenues of approximately $36,000 during the first quarter of fiscal year 2004. However, there can be no assurance that such revenue will continue to be generated at these levels from these customers.

Network services revenues decreased approximately 79% or $1.5 million from the year ended July 31, 2002 to the year ended July 31, 2003. Currently we do not have any network services customers; however, we currently provide network management services to Latingroup Ventures L.L.C. (LGV), a non-related party. Under the agreement with LGV we will provide customer service, technical support and manage the collections process of their private network customer. This management agreement was initiated on July 1, 2003 and we will generate approximately $12,700 per month in management fees through June 30, 2004.

Cost of Services. The consolidated cost of services decreased by $32.8 million, or 84% from the year ended July 31, 2002 to the year ended July 31, 2003. The decrease in cost of services is a direct result of the decrease in carrier services revenues and private network revenue. As mentioned above, we idled our network in December 2002 and as a result did not generate any revenue or cost of services related to carrier services during the second half of fiscal year 2003. During the same six-month period in fiscal year 2002, we incurred approximately $19.9 million in carrier services cost of services.

Selling, General and Administrative (SG&A) Expenses. SG&A expenses decreased approximately $2.1 million, or 30% between periods. The decrease can mainly be attributed to the termination of approximately 27 employees associated with carrier services business unit and network services in January 2003. The termination of these employees resulted in a decrease in salaries and wages of approximately $195,000 per month or $1.2 million over the second half of fiscal year 2003. Additionally, as a result of the termination of these employees, during the second half of fiscal year 2003, the company recognized a significant decrease in health and business insurance expense of approximately $96,000 per month or $576,000 during the period.

Impairment losses. During the year ended July 31, 2003, we recorded an impairment loss totaling approximately $418,000. The impairment losses during the fiscal year 2003 can be attributed to the impairment of leasehold improvements and other equipment as a result of idling our network during the second half of fiscal year 2003. In addition during the year ended July 31, 2002 we determined that the estimated future cash flows expected from the concession license and certain equipment and other assets was less than its carrying value. Therefore, we recorded an impairment of approximately $2,039,000 to reduce the recorded value of the concession license and approximately $1,080,000 to reduce the recorded value of equipment and other assets.

Depreciation and Amortization. Depreciation and amortization decreased by approximately 37% or $726,000 between periods. The decline is related to the fact that much of our equipment had been fully depreciated or impaired.

Operating Loss. The Company's operating loss decreased approximately $2.5 million or 30% from the year ended July 31, 2002 to the year ended July 31, 2003. The decrease is attributed to the decrease between periods in SG&A of $2.1 million and a decrease between periods of impairment expense of approximately $2.7 million. These decreases were offset somewhat by the decrease in gross margin dollars of approximately $3.3 million between periods.

Other Income (expense). Other income decreased approximately $4.4 million between periods from $1.5 million in other income to $2.9 million on other expense during the fiscal year ended July 31, 2003. This change can be attributed to various factors, during the fiscal year 2003, we incurred approximately $1,009,000 in loss from the sale of various telecommunications assets from continuing operations; this loss is attributed to the sale of ATSI Texas and TeleSpan telecommunication equipment by the Chapter 7 Bankruptcy trustee. Additionally, during the fiscal year 2003 we recognized a loss of approximately $511,000 related to the sale of 51% of our ownership in one of our subsidiaries, ATSICOM. We also recognized during fiscal year 2003 additional interest expense of approximately $401,000 associated with the default of ATSI Texas in its capital lease with IBM. We also recognized during fiscal year 2003 approximately $924,000 in interest expense associated with other capital leases and we recognized approximately $52,000 in interest expense associated with various notes payables.

Loss from discontinued operations. Loss from discontinued operations decreased by $5.9 million between periods, from $8.8 million to $2.9 million during the fiscal year ended July 31, 2003. During fiscal year 2003, we recognized loss from discontinued operations of approximately $2.9 associated with Mexico Telco operations. During fiscal year 2002 we recognized a gain from discontinued operations of approximately $399,000 related to the discontinued operations of the E-commerce operations. Additionally, during fiscal year 2002, we also recognized approximately $9,215,000 of loss from discontinued operations related to the Mexico Telco operations. The Mexico Telco loss from discontinued operations during fiscal year 2002 can mainly be attributed to the recognition of the impairment loss of Computel's goodwill of approximately $3.3 million. Additionally, in fiscal year 2002 we incurred $1.5 million in interest expense associated with the IBM capital lease

Net gain or loss from sale of discontinued operations. During fiscal year 2003, we recognized a loss from sale of discontinued operations of approximately $962,000 attributable to the loss on the sale of ATSI Mexico and Sinfra. Additionally, during fiscal year 2002, we recognized a gain from the sale of discontinued operations of approximately $1,082,000 associated with gain on sale of GlobalScape.

Preferred Stock Dividends. During the year ended July 31, 2003, we recorded approximately $653,000 of non-cash dividends related to our cumulative convertible preferred stock. This compares unfavorably to the approximately $472,000 of non-cash dividends recognized during the year ended July 31, 2002. The increase is mainly attributed to the accrual of approximately $284,000 of preferred stock dividends in relation to the redemption letter received from the Series D Preferred Shareholder during fiscal year ended July 31, 2003.

Net loss to Common Stockholders. The net loss for the year ended July 31, 2003 decreased to $13,236,000 million from $14,990,000 million for the year ended July 31, 2002. The decrease in net loss was due primarily to the idling of our network, not incurring any fixed and variable costs associated with the leasing of satellite sites, connectivity fees and operating a network site during the second half of fiscal year 2003. During the same six-month period in fiscal year 2002, we incurred approximately $20 million or 53 % of the total yearly carrier services variable and fixed costs. Additionally, during the same period we terminated approximately 27 employees associated with the carrier services and network services business unit. The termination of these employees resulted in a decrease in salaries and wages of approximately $195,000 per month or $1.2 million over the second half of fiscal year 2003.

Year Ended July 31, 2002 Compared to Year ended July 31, 2001

Operating Revenues. Consolidated operating revenues increased 48% between periods from $29 million for the year ended July 31, 2001 to $43.2 million for the year ended July 31, 2002. As demand for our services increased, we began adding capacity to both the switch and the network backbone in October 2001. The net effect of our efforts during the year was three of the four highest quarters of revenues in our history.

Carrier services revenues increased approximately $14.9 million, or 56% from 2001 to 2002. As a result of our efforts to add capacity, the units transported via our network increased from approximately 277 million minutes of traffic during the year ended July 2001 to approximately 458 million minutes of traffic during the period ended July 2002.

Network services decreased by approximately $758,000 or 28% between years. The decline is attributable to a decreased volume of units transported via our network and the loss of customers in our private network services business between years. In October 2002, we completed the sale of our Costa Rica private network services, which further reduced our networks services revenues in fiscal 2003.

Cost of Services. Cost of services increased 58% between periods from $24 million for the year ended July 31, 2001 to $39 million for the year ended July 31, 2002. The increase in cost of services is directly attributed to the increase in demand of services from our customers. As discuss in the carrier revenue section, our units of traffic carried during fiscal year 2002 grew by 181 million minutes from the fiscal year ended July 31, 2001.

Selling, General and Administrative (SG&A) Expenses. SG&A expenses decreased approximately $58,000, or 1% between periods. The improvement, resulted from management's efforts to cut excess spending by each department during fiscal 2002. As a percentage of revenues, SG&A declined from 24% to 16% period to period.

Impairment loss. During fiscal 2002 we recorded approximately $3.1 million of impairment loss. During the year ended July 31, 2002 we determined that the estimated future cash flows expected from the concession license and certain equipment and other assets was less than its carrying value. Therefore, we recorded an impairment of approximately $2,039,000 to reduce the recorded value of the concession license and approximately $1,080,000 to reduce the recorded value of equipment and other assets related to ATSI Comunicaciones concession license. No impairment expense was recorded in fiscal 2001.

Bad Debt Expense. Bad Debt Expense increased by approximately $246,000 between periods due primarily to expense related to write-off of certain receivable from Global Crossing and WorldCom, these two companies filed for bankruptcy and the receivables were consider not collectable during fiscal year 2002.

Depreciation and Amortization. Depreciation and amortization decreased by approximately 4% or $90,000 between periods due to some of the equipment being fully depreciated during early periods of fiscal 2002.

Operating Loss. The Company's operating loss increased by approximately $3.4 million due to the impairment loss recorded in fiscal 2002.

Other Income (expense). Other expense decreased approximately $1.8 million between years. The primary reason for the decrease in other income can be attributed to the restructuring of IBM capital lease in the forth quarter of fiscal 2002. This restructuring resulted in a gain of approximately $1.9 million.

Loss from discontinued operations. The net loss from our e-commerce operations and retail services (Mexico Telco) net of taxes, during fiscal 2002 was $8,816,000 as compared to a net loss of $5,403,000 for fiscal 2001. During fiscal year 2002 we recognized a gain from discontinued operations of approximately $399,000 related to the discontinued operations of the E-commerce operations. Additionally, during fiscal year 2002, we also recognized approximately $9,215,000 of loss from discontinued operations related to the Mexico Telco business unit. The Mexico Telco loss from discontinued operations during fiscal year 2002 can mainly be attributed to the recognition of the impairment loss of Computel's goodwill of approximately $3.3 million. Additionally, in fiscal year 2002 we incurred $1.5 million in interest expense associated with the IBM capital lease.

Net gain or loss from sale of discontinued operations. During fiscal year 2002, we recognized a gain from the sale of discontinued operations of approximately $1,082,000 associated with gain on sale of GlobalScape.

Preferred Stock Dividends. During the year ended July 31, 2002, we recorded approximately $472,000 of non-cash dividends related to our cumulative convertible preferred stock. This compares favorably to the approximate $2.2 million of non-cash dividends and beneficial conversion feature expense recognized during the year ended July 2001.

Net loss to Common Stockholders. The net loss for the year increased by approximately $2.2 million to $15.0 million from the $12.8 million net loss for the year ended July 2001. The increase was due primarily to the impairment loss of $3.1 million recorded in fiscal 2002 offset somewhat by a significant increase in revenues, which improved our gross margin dollars. An additional offset between years was the reduction in selling, general and administrative expenses and preferred dividends.

Liquidity and Capital Resources

Cash provided by / used in operating activities:

During the year ended July 31, 2003, we generated cash from operations of approximately $129,000. We generated this positive cash flow from operations as a result of an increase in accrued liabilities and accounts payables of approximately $2.9 million and $3.2 million, respectively. The increase in accrued liabilities and accounts payable is primarily due to the company not being able to generate sufficient cash inflows from operations to cover operating expense, for example direct cost and SG&A expenses. As a result of the company not being able to meet its obligations with various vendors, on December 31, 2002, the Company idled its network and during the second half of the year ended July 31, 2003 we were not able to generate revenue from carrier services. During the same six-month period in fiscal year 2002, we generated approximately $21 million or approximately 50% of the total yearly carrier services revenue. Subsequent to year-end we have signed three new carrier customers and we have generated revenues of approximately $36,000 during the first quarter of fiscal year 2004. However, there can be no assurance that such revenue will continue to be at this level from these customers. We believe that these levels of revenue will not be sufficient to cover operating salaries and general and administrative expense. Currently, as stated below, we depend on the monthly payments of approximately $20,000 from the sale of 51% of ATSI Comunicaciones S.A de C.V. to Telemarketing S.A de C.V. to pay for our monthly SG&A expenses. Currently we generate approximately $45,000 in SG&A expenses. We expect this financial instability and lack of liquidity to continue during the first and second quarter of fiscal year 2004. As a result over the next twelve months we estimate requiring additional funding of approximately $300,000 to compensate for the deficiencies in cash inflows.

Cash provided by / used in investing activities:

During the year ended July 31, 2003, the Company acquired approximately $281,000 in equipment. This equipment was acquired by our operating entities, ATSI Texas and TeleSpan, Inc during the first quarter for fiscal year 2003. Subsequently this equipment was retained by the bankruptcy trustee when these entities filed for Chapter 11 protection during the third quarter of fiscal year 2003. As previously discussed ATSI (Texas), Inc. and TeleSpan, Inc., filed for protection under Chapter 11 of the U.S. Bankruptcy Code on February 4, 2003 and February 18, 2003 respectively. Additionally, the court ordered joint administration of both cases on April 9, 2003 and subsequently on May 14, 2003 the court converted the cases to Chapter 7 bankruptcies. The two bankrupt subsidiaries were our two primary operating companies and they have ceased operations. Currently the Chapter 7 trustee controls and manages these two entities. The Chapter 7 trustee administers the liquidation of all of the assets of these entities and the negotiations with all the creditors of record under the bankruptcy. In July 2003, the Chapter 7 trustee enforced its rights under the bankruptcy and sold ATSIMEX and SINFRA, the two foreign subsidiaries owned by ATSI Texas and TeleSpan. The bankruptcy judge approved the sale of these entities to Latingroup Ventures, LLC. The sale price for these entities was $17,500; the Chapter 7 trustee received the funds and is restricting its use to liquidate and close these entities. These bankruptcies did not include the reporting entity (the SEC registrant). and it is excluded from any matters related to these entities. These entities are the sole responsibility of the Chapter 7 trustee.

Additionally, during the fourth quarter of fiscal year 2003, as discussed below; ATSI Delaware received approximately $440,000 from the sale of 51% of ATSICOM. Of the funds received from the sale of ATSICOM, $200,000 were restricted to pay off ATSICOM's liabilities; the remaining funds were utilized to cover the monthly selling, general and administrative expense associated with restarting carrier services.

Cash flows used in / provided by financing activities:

During the fiscal year 2003, we had cash outflows of approximately $87,000 towards our capital lease obligations. Additionally, we received approximately $25,000 for the issuance of debt during fiscal year 2003. (See footnote No: 11 to the consolidated financial statements) Furthermore, during fiscal year 2003, we recognized payments related to the issuance of preferred stock and issuance of common stock of approximately $12,000 and $95,000 respectively.

Overall, the Company's net operating, investing and financing activities during the year ended July 31, 2003 provided an increase of approximately $137,000 in cash balances. We intend to cover our monthly operating expenses with our remaining available cash. However, as discussed previously we are also dependent on the monthly cash payments from the sale of ATSICOM to cover monthly operating expenses.

The Company's working capital deficit at July 31, 2003 was approximately $17.8 million. This represents an increase of approximately $7.7 million from our working capital deficit at July 31, 2002. The increase is primarily attributed to our deficiency of cash and the accumulation of debt from our various carriers and creditors.

In May 2002, the Company announced that it had renegotiated its capital lease agreement with IBM. The agreement calls for forty-two payments commencing July 31, 2002, consisting of six payments of $50,000 and thirty-six payments of $75,000. As of the date of this filing, we have made one payment totaling $50,000. As we continue to be in default of the agreement as of July 31, 2003, the entire principal balance of $2.3 million is reflected in current liabilities. As of the date of this filing, IBM Corporation filed a claim against ATSI Texas and TeleSpan, Inc, the two subsidiaries under the Chapter 7 case for the total outstanding balance. The Chapter 7 Bankruptcy trustee is managing the relationship with this creditor and we believe that this liability will be discharged upon termination of the Chapter 7 cases for these entities.

In May 2002, the Company entered into a Forbearance Agreement with NTFC Capital Corporation related to its capital lease facility. In exchange for a payment of approximately $500,000 NTFC agreed to release GlobalSCAPE, Inc. as a co-borrower under the facility. Additionally, on May 12, 2003 the United States Bankruptcy Court Judge handling the Chapter 7 cases of ATSI Texas and TeleSpan, Inc. ordered the enforcement of the security interest. As a result, NTFC took possession of the equipment under the capital lease and was ordered to release ATSI Texas and ATSI Delaware from any liability. As a result of this judgment we reduced our liabilities under the Chapter 7 case by approximately $1.1 million including accrued interest. As a result, we recognized an impairment loss on the equipment related to this transaction of approximately $232,000 and reduced assets of approximately $1,316,000.

The Company's current liabilities include approximately $1.3 million of equipment purchased from Northern Telecom, a subsidiary of Nortel Networks in fiscal 2001. Approximately $386,000 of the amount due Northern Telecom is in the form of a note payable, the remaining $850,000 is in accounts payable. In June 2002, the Company reached an agreement with Nortel related to this payable. In return for a reduction of $314,000 in the price of the equipment and additional technical support related to the equipment, ATSI agreed to make payments over a ten-month period beginning July 15, 2002 totaling approximately $936,000. As of the date of this filing, no payments have been made and we have removed the equipment with an original value of approximately $850,000 from our network with the intent of returning the equipment to Northern Telecom. As of the date of this filing, Northern Telecom filed a claim against ATSI Texas and TeleSpan, Inc, the two subsidiaries under the Chapter 7 case, for the total outstanding balance. The Chapter 7 Bankruptcy trustee is managing the relationship with this creditor and we believe that this liability will be discharged upon termination of the Chapter 7 cases for these entities.

The Company's current obligations also include approximately $1,367,000 owed to the former owners of Grupo Intelcom, S.A. de C.V., the entity purchased by the Company in July 2000 and through which the Company obtained its Mexican long distance concession. Of this amount, $357,000 is included in notes payable and the additional $1,030,000 is included in accrued liabilities.

Additionally, we also have a note with the taxing authorities in Mexico for $452,459 related to a note assumed through the acquisition of Computel. (see note 23) and a note payable with two related parties for $250,000 and $25,000, respectively. In July 2003, the Company entered into a note payable with a non-related company, in the amount of $62,500. (See footnote No: 11 of the consolidated financial statements for details on these notes payable)

We believe that, based on our limited availability to capital resources and our current cash balances, that these resources may not be available to support our ongoing operations for the next twelve months or until we are able to generate income from operations. These matters raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon the ongoing support of our stockholders and customers, our ability to obtain capital resources to support operations and our ability to successfully market our services. Currently, management will utilize the funds from the sale of ATSICOM to fund operations. As previous discussed, in May 2003, the company entered into a Share Purchase Agreement with Telemarketing de Mexico, S.A. de C.V. (Telemarketing) whereby we agreed to sell Telemarketing 51% of our Mexican subsidiary, ATSI Comunicaciones, S.A. de C.V. (ATISCOM). The agreement provides that there will be an initial payment of $194,000 plus payment of approximately $200,000 of ATSICOM'S liabilities and the remaining purchase price of $747,000 will be paid as follows:

- Beginning in May 2003 Telemarketing will pay ATSI $20,750 per month for 12 months.
- Additionally, beginning in May 2004, Telemarketing will pay ATSI $20,750 per month for the next 24 months, contingent on ATSI generating 20,750,000 minutes of monthly traffic through ATSICOM's network. In the event the company does not reach the above-mentioned volume of monthly minutes, the monthly payment will be adjusted based on the same percentage of the shortfall in minutes, until Telemarketing pays the total purchase price. On the other hand, if ATSI exceeds the volume of monthly traffic, Telemarketing can make additional payments, without penalty.

There can be no assurance that we will be able to continue to operate with these funds over the next twelve months or that we will be able to generate sufficient cash from operations to cover our monthly operating expenses. Additionally, there is no assurance that we will be able to raise the additional capital from equity of debt sources required to continue in operations.

Off-Balance Sheet Arrangements and Contractual Obligations

In April 2003, we entered into a six-month operating lease with BDRC, INC., for the lease of our executive office. In September 2003 we renewed this lease for one more year and will expire in October 2004. Under the lease we will pay annual rent of approximately $42,000 for 3,040 square feet of office space.

Commodity Price Risk

The carrier services market is an extremely price sensitive environment. The carrier services business over the past twelve months has seen significant reductions in the price per minute charged for transporting minutes of traffic. We might not be able to withstand these pricing pressures as certain of our competitors are much larger and better positioned to withstand these price reductions. Our ability to absorb these price reductions may be dependent on our ability to further reduce our costs of transporting these minutes.

Equity Price Risks

Until such time as we are able to consistently produce positive cash flows from operations, we will be dependent on our ability to continue to access debt and equity sources of capital. While history has shown us capable of raising equity sources of capital; future equity financings and the terms of those financings will be largely dependent on our stock price, our operations and the future dilution to our shareholders.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our Common Stock was quoted on the AMEX under the symbol "AI" until January 15, 2003 when the trading of our Common Stock was halted. The table below sets forth the high and low bid prices for the Common Stock from August 1, 2001 through January 14, 2003 as reported by AMEX. As of May 9, 2003 our Common Stock began trading in the Over-the-Counter market and was traded under the symbol "ATSC". The table below sets forth the high and low bid prices for the Common Stock from May 9, 2003 through July 31, 2003 as reported by Pink Sheets LLC. Price quotations by Pink Sheets LLC reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not necessarily represent actual transactions.

Fiscal 2002	High	Low
First Quarter	$0.42	$0.30
Second Quarter	$0.37	$0.24
Third Quarter	$0.28	$0.21
Fourth Quarter	$0.25	$0.07

Fiscal 2003	High	Low
First Quarter	$0.12	$0.03
Second Quarter (through January 14, 2003)	$0.16	$0.07
Third Quarter	**(Trading Halted)**	
Fourth Quarter (from May 9, 2003)	$0.07	$0.01

At July 31, 2003, the closing price of our Common Stock as reported by OTC bulletin board was $0.04 per share. As of July 31, 2003, we had approximately 15,000 stockholders, including both beneficial and registered owners. The terms of our Series A, Series D, Series E, Series F and Series G Preferred Stock restrict us from paying dividends on our Common Stock until such time as all outstanding dividends have been fulfilled related to the Preferred Stock. ATSI has not paid dividends on our common stock the past three years and does not expect to do so in the foreseeable future.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On December 13, 2001, the Board of Directors approved the recommendation of its Audit Committee that the firm of Arthur Andersen LLP be dismissed as its independent public accountants and that the firm of Ernst & Young be engaged as the independent auditors of the Company. On November 14, 2002, the Company's Board of Directors approved the recommendation of its Audit Committee that the firm of Ernst & Young, LLP be dismissed as its independent public accountants and that the firm of Tanner + Co. be hired as its independent public accountants for the fiscal year ending July 31, 2002. The Company was not aware of any disagreements regarding accounting or financial disclosure, or auditing scope or procedure with either Arthur Andersen LLP or Ernst & Young. The opinion of Arthur Andersen LLP for fiscal 2001 contained a qualification as to the uncertainty of the Company's ability to continue as a going concern but was not otherwise qualified or limited.

The Company did not consult Tanner + Co. with respect to the application of accounting principles to a specified transaction, proposed or completed, or the type of audit opinion that might be rendered on the Company's financial statements, or any other matters or reportable events pursuant to Item 304(a).

ATSI COMMUNICATIONS, INC.

2003 FINANCIAL STATEMENTS

8600 Wurzbach Road
Suite 700W
San Antonio, Texas 78240
210.614.7240

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of ATSI Communications, Inc.

We have audited the consolidated balance sheets of **ATSI Communications, Inc. and subsidiaries** as of July 31, 2003 and 2002, and the related consolidated statements of operations, comprehensive loss, stockholders' deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The financial statements of **ATSI Communications, Inc. and subsidiaries** for the year ended July 31, 2001 were audited by other auditors who have ceased operations and whose report dated October 18, 2001 on those statements included an explanatory paragraph describing conditions that raised substantial doubt about the Company's ability to continue as a going concern. As described in Note 23 the Company has restated its 2001 consolidated financial statements to report discontinued operations, in conformity with accounting principles generally accepted in the United States of America. The other auditors reported on the 2001 financial statements before the restatement.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed above, the consolidated financial statements of **ATSI Communications, Inc. and subsidiaries** as of July 31, 2001 were audited by other auditors who have ceased operations. As described in Note 23, these consolidated financial statements have been restated. We audited the adjustments described in Note 23 that were applied to restate the 2001 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of **ATSI Communications, Inc. and subsidiaries** as of July 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years ended July 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the consolidated financial statements, the Company has a working capital deficit, has suffered recurring losses and has a stockholders' deficit. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Tanner + Co.

Salt Lake City, Utah
October 3, 2003

ATSI COMMUNICATIONS, INC.
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands except share information)

	July 31, 2002	July 31, 2003
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$3	$140
Cash-restricted	-	88
Accounts receivable, net of allowance of $189 and $102, respectively	836	44
Note Receivable-current portion	-	187
Inventory	14	-
Prepaid & Other current assets	331	6
Assets from discontinued operations	3,694	245
Total current assets	4,878	710
PROPERTY AND EQUIPMENT	10,671	-
Less - Accumulated depreciation and amortization	(7,166)	-
Net property and equipment	3,505	-
OTHER ASSETS, net		
Note Receivable	-	100
Investment in unconsolidated subsidiary	-	663
Concession License, net	2,000	-
Other	74	57
Total assets	$10,457	$1,530
LIABILITIES AND STOCKHOLDERS' DEFICIT		
CURRENT LIABILITIES:		
Accounts payable	$6,082	$8,029
Accrued liabilities	2,134	5,518
Notes payable	993	1,080
Convertible debentures	-	275
Current portion of obligations under capital leases	3,207	2,207
Deferred revenue	111	-
Liabilities from discontinued operations	2,444	1,397
Total current liabilities	14,972	18,506
LONG-TERM LIABILITIES:		
Obligations under capital leases, less current portion	67	-
Long Term Advances payable	275	-
Other	75	9
Total long-term liabilities	417	9
COMMITMENTS AND CONTINGENCIES	-	-
REDEEMABLE PREFERRED STOCK:		
Series D Cumulative Preferred Stock, 3000 shares authorized, 742 shares issued and outstanding.	765	151
Series E Cumulative Preferred Stock, 10,000 shares authorized, 1,455 and 1,170 shares issued and outstanding, respectively	1,415	1,209
STOCKHOLDERS' DEFICIT:		
Preferred Stock, $0.001 par value, 10,000,000 shares authorized,		
Series A Cumulative Convertible Preferred Stock, 50,000 shares authorized, 4,370 shares issued and outstanding.	-	-
Series F Cumulative Convertible Preferred Stock, 10,000 shares authorized, 7,260 shares issued and outstanding.	-	-
Series G Cumulative Convertible Preferred Stock, 42,000 shares authorized, 6,500 shares issued and outstanding.	-	-
Common stock, $0.001, 200,000,000 shares authorized, 94,790,855 and 103,638,690 issued and outstanding, respectively	95	104
Additional paid in capital	59,891	60,093
Accumulated deficit	(67,493)	(80,076)
Warrants Outstanding	1,031	1,031
Other Comprehensive (Loss) Income	(636)	503
Total stockholders' deficit	(7,112)	(18,345)
Total liabilities and stockholders' deficit	$10,457	$1,530

The accompanying notes are an integral part of these consolidated financial statements.

ATSI COMMUNICATIONS, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	For the Years Ended July 31, 2001	2002	2003
OPERATING REVENUES:			
Services			
Carrier services	$26,349	$41,190	$6,532
Network services	2,714	1,956	417
Total operating revenues	29,063	43,146	6,949
OPERATING EXPENSES:			
Cost of services (exclusive of depreciation and Amortization, shown below)	24,802	39,077	6,244
Selling, general and administration	6,924	6.866	4.803
Impairment expense	-	3,119	418
Bad debt expense	142	388	35
Depreciation and Amortization	2,045	1,955	1,229
Total operating expenses	33,913	51,405	12,729
OPERATING LOSS	(4,850)	(8,259)	(5,780)
OTHER INCOME (EXPENSE):			
Other income (expense), net	562	1,868	(25)
Interest expense	(862)	(393)	(1,377)
Loss from the sale of assets	-	-	(1,520)
Total other income (expense)	(300)	1,475	(2,922)
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAX	(5,150)	(6,784)	(8,702)
INCOME TAX BENEFIT (EXPENSE)	-	-	-
NET LOSS FROM CONTINUING OPERATIONS	(5,150)	(6,784)	(8,702)
NET LOSS FROM DISCONTINUED OPERATIONS	(5,403)	(8,815)	(2,919)
NET GAIN (LOSS) FROM SALE OF DISCONTINUED OPERATIONS	-	1,082	(962)
NET LOSS	($10,553)	($14,517)	($12,583)
LESS: PREFERRED DIVIDENDS	(2,232)	(472)	(653)
NET LOSS APPLICABLE TO COMMON STOCKHOLDERS	($12,785)	($14,989)	($13,236)
BASIC AND DILUTED LOSS PER SHARE	($0.18)	($0.17)	($0.13)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING-BASIC AND DILUTED	71,180,000	86,275,000	101,767,000

The accompanying notes are an integral part of these consolidated financial statements.

ATSI COMMUNICATIONS, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	For the Years ended July 31,		
	2001	2002	2003
Net loss to common stockholders			
Other comprehensive loss, net of tax:	($12,785)	($14,989)	($13,236)
Foreign currency translation adjustment	(467)	611	1,139
Comprehensive loss to common stockholders	($13,252)	($14,378)	($12,097)

ATSI COMMUNICATIONS, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY / (DEFICIT)
(In thousands)

	Preferred Stock Shares	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Accumulated Deficit	Warrants Outstanding	Notes receivable from officers	Cumulative Translation Adjustment	Deferred Compensation	Total Stockholders' (DEFICIT)
BALANCE, July 31, 2000	24	-	67,409	$67	$51,625	($39,125)	$417	($1,108)	($779)	($119)	$10,978
Issuances of common shares for cash			1,942	2	931						933
Issuances of common shares for services			80		33						33
Issuances of common shares for liquidating damages			150		250						250
Issuances of common shares for acquisition					(457)						(457)
Issuances of preferred stock	16				1,104						1,104
Conversion of preferred stock	(20)		8,181	8	2,485						2,493
Notes receivable from shareholders			(2,033)	(2)	(1,106)			1,108			0
Conversion of convertible debt to common shares			1,600	2	802						804
Dividends						(1,214)					(1,214)
Amortization of equity discount					1,612	(1,612)					0
Compensation expense					661					107	768
Warrants issued with redeemable preferred stock							952				952
Warrants issued with liquidating damages					(5)						(5)
Cumulative effect of translation adjustment									(468)		(468)
Net loss						(10,553)					(10,553)
BALANCE, July 31, 2001	20	-	77,329	$77	$57,935	($52,504)	$1,369	$0	($1,247)	($12)	$5,618
Issuances of common shares for cash			773	1	219						220
Issuances of common shares for services			48		10						10
Issuances of common shares for acquisition			1,062	1	(981)						(980)
Issuances of preferred stock					(26)						(26)
Conversion of preferred stock			15,454	16	2,384						2,400
Notes receivable from shareholders			328	0	12						12
Dividends						(472)					(472)
Compensation expense					0					12	12
Expiration of warrants					338		(338)				0
Cumulative effect of translation adjustment									611		611
Net loss						(14,517)					(14,517)
BALANCE, July 31, 2002	20	-	94,994	$95	$59,891	($67,493)	$1,031	$0	($636)	$0	($7,112)
Issuances of common shares for services			3,319	3	171						174
Conversion of redemable preferred stock			5,326	6	685						691
Dividends					(653)						(653)
Cumulative effect of translation adjustment									1,139		1,139
Net loss						(12,583)					(12,583)
BALANCE, July 31, 2003	20	-	103,639	$104	$60,093	($80,076)	$1,031	$0	$503	$0	($18,345)

The accompanying notes are an integral part of these consolidated financial statements.

ATSI COMMUNICATIONS, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)

	For the Years Ended July 31,		
	2001	2002	2003
NET LOSS	($10,553)	($14,517)	($12,583)
Gain on the sale of GlobalSCAPE	-	(1,082)	-
Loss on the sale of 51% of ATSICOM	-	-	511
Gain on the restructuring of IBM debt	-	(1,860)	-
Loss on sale of ATSIMEX & SINFRA	-	-	962
Loss on disposal of property & equipment	-	-	1,009
CASH FLOWS FROM OPERATING ACTIVITIES:			
Adjustments to reconcile net income to net cash used in operating activities-			
Restricted Cash	-	-	(88)
Impairment loss	-	6,432	418
Depreciation and amortization	4,434	4,599	1,739
Differed Compensation	372	-	-
Deferred compensation	768	12	-
Issuance of common stock for services	-	10	-
Foreign currency (Gain) loss	(326)	-	661
Minority Interest	(246)	(244)	
Loss on investment in ATSICOM	-	-	14
Provision for losses on accounts receivable	241	433	106
Changes in operating assets and liabilities:			
(Increase) Decrease in accounts receivable	121	786	719
(Increase) Decrease in prepaid expenses and other	(482)	248	583
Increase (Decrease) in accounts payable	(267)	3,911	3,267
Increase (Decrease) in accrued liabilities	(3)	780	2,919
Increase (Decrease) in deferred revenue	(47)	(17)	(108)
Net cash provided by operating activities	(5,988)	(509)	129
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property & equipment	(1,122)	(1,092)	(281)
Sale of GlobalSCAPE	-	2,250	-
Cash proceeds sale of ATSICOM	-	-	440
Sale of ATSIMEX and SINFRA	-	-	18
Acquisition of business, net of cash acquired	(102)	(54)	-
Net cash used in investing activities	(1,224)	1,104	177
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of debt	776	83	25
Net increase in Short term borrowing	116	-	-
Payments on debt	(560)	(65)	-
Capital lease Payments	(1,106)	(1,158)	(87)
Proceeds from advance payables	-	275	-
Proceeds from issuance of preferred stock.	5,639	-	-
Payment of expenses related to the issuance of preferred stock	-	(26)	(12)
Proceeds from issuance of common stock, net of issuance costs	900	220	(95)
Net cash used in/provided by financing activities	5,765	(671)	(169)
NET INCREASE (DECREASE) IN CASH	(1,447)	(76)	137
CASH AND CASH EQUIVALENTS, beginning of period	1,550	12	3
CASH AND CASH EQUIVALENTS- Allocated to discontinued operations	(91)	67	-
CASH AND CASH EQUIVALENTS, end of period	$12	$3	$140

The accompanying notes are an integral part of these consolidated financial statements.

ATSI COMMUNICATIONS, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

The accompanying consolidated financial statements are those of ATSI Communications, Inc., a Delaware Corporation and majority owned subsidiaries (ATSI or the "Company"), as listed below. All significant intercompany transactions and balances were eliminated in consolidation. Our Common Stock was quoted on the American Stock Exchange (AMEX) under the symbol "AI" until January 15, 2003 when the trading of our common stock was halted. On April 24, 2003, the company was delisted by AMEX. As of November 13, 2003 our common stock is traded on the Pink Sheets under the symbol "ATSC".

Prior to December 31, 2002, we provided retail and carrier communications services within and between the United States (U.S.) and select markets within Latin America. Unfortunately, due to our limited resources we idled our carrier network capacity on December 31, 2002. Additionally, on February 4, 2003 and February 18, 2003, respectively, two of our operating subsidiaries, ATSI-Texas and TeleSpan, Inc. filed for reorganization protection under Chapter 11 of the U.S Bankruptcy Code. Additionally, the court ordered joint administration of both cases on April 9, 2003 and on May 14, 2003 the court converted the case to Chapter 7.

On May 22, 2003 we entered into a Share Purchase Agreement with Telemarketing de Mexico, S.A. de C.V. (Telemarketing) whereby we agreed to sell Telemarketing 51% of our Mexican subsidiary, ATSI Comunicaciones, S.A. de C.V. (ATSICOM).

On July 02, 2003, the U.S. Bankruptcy Court handling the Chapter 7 cases for ATSI Texas and TeleSpan, Inc. approved the sale of two of its foreign subsidiaries, ATSI-Mexico and SINFRA, to Latingroup Ventures, L.L.C. (LGV), a non-related entity. Under the purchase agreement LGV acquired all the communication centers and assumed all related liabilities. Additionally, under the agreement, LGV acquired the Comercializadora License owned by ATSI-Mexico and the Teleport and Satellite Network License owned by SINFRA. The Chapter 7 Bankruptcy Trustee received all the proceeds from the sale of these entities. Due to the bankruptcies and related sales of ATSI Mexico and SINFRA we determined to discontinue the Mexico Telco segment, which consisted primarily of the retail call centers operations.

The following entities are subsidiaries in which we had ownership during the periods presented.

ATSI Comunicaciones, S.A. de C.V., (ATSI-COM, a Mexican corporation) Currently, we own 49% of ATSI Comunicaciones, S.A de C.V. Under this entity we hold a 30-year concession license. Under the concession license we can provide long distance services and the right to interconnect with local providers in Mexico. As previously mentioned, in May 2003, we sold 51% of ATSICOM to Telemarketing de Mexico, S.A de C.V. See note 20 to the consolidated financial statements.

American TeleSource International, Inc. (ATSI-Texas, a Texas corporation) and TeleSpan, Inc. (TeleSpan, a Texas corporation) Prior to December 31, 2002, these companies operated carrier and network services, but on February 4, 2003 and February 18, 2003 we filed for reorganization protection under Chapter 11 of the U.S Bankruptcy Code. Additionally, the court ordered joint administration of both cases on April 9, 2003 and on May 14, 2003 the court converted the case to Chapter 7. Currently these two entities are not operating, and the bankruptcy trustee is managing the liquidation of all assets owned under these entities and all matters related to the Chapter 7 liquidation process.

American TeleSource International de Mexico, S.A. de C.V. (ATSI-Mexico, a Mexican corporation) and Servicios de Infraestructura, S.A. de C.V (Sinfra, a Mexican corporation) ATSI-Mexico owns and operates coin-operated public telephones and the communication centers in Mexico utilizing a 20-year comercializadora license, which expires in February 2017. On July 2, 2003, the U.S. Bankruptcy Court handling the Chapter 7 cases for ATSI Texas and TeleSpan, Inc. approved the sale of two of its subsidiaries, ATSI-Mexico and SINFRA, to Latingroup Ventures, L.L.C. (LGV). Under the purchase agreement LGV acquired all the communication centers and assumed all related liabilities. Additionally, under the agreement, LGV acquired the Comercializadora License owned by ATSI-Mexico and the Teleport and Satellite Network License and the 20-year Packet Switching Network license owned by SINFRA. The Chapter 7 Bankruptcy Trustee received all the proceeds from the sale of these entities.

Sistema de Telefonia Computarizada, S.A. de C.V(Computel, a Mexican corporation) Prior to July 2, 2003, Computel administrated the operation of the communication centers in Mexico, but as a result of the sale of ATSI-Mexico to LGV by the Chapter 7 bankruptcy trustee, all the communication centers are now being managed and operated by Latingroup Ventures, L.L.C (LGV). Currently, Computel is not operating and we do not foresee this entity restarting any business any time in the near future.

ATSI de CentroAmerica (a Costa Rican corporation) In October 2002 the sale of our Costa Rica private network services was completed. As a result this entity is no longer operating and we do not foresee this entity restarting any business any time in the near future.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the accrual basis of accounting under accounting principles generally accepted in the United States (GAAP). All significant intercompany balances and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified for comparative purposes.

A) STOCK-BASED COMPENSATION. The Company accounts for stock-based compensation under the recognition and measurement principals of APB Opinion No 25, Accounting for Stock Issued to Employees, and related interpretations. The Company has adopted SFAS No. 123, "Accounting for Stock-based Compensation". In accordance with the provisions of SFAS 123, the Company has elected to continue to apply Accounting Principles Board Opinion No.25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25") and related interpretations in accounting for its stock option plans. In accordance with APB Opinion. 25, no compensation cost for these plans has been determined. Based upon the fair value at the grant date consistent with the methodology prescribed under SFAS No. 123, the Company's net earnings would have been changed by the following:

ATSI COMMUNICATIONS, INC.
AND SUBSIDIARIES
STOCK BASED COMPENSATION
(In thousands, except per share amounts)

	For the Years Ended July 31,		
	2001	2002	2003
Net loss applicable to common Stockholders	(12,785)	(14,989)	(13,236)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	-	-	-
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards, net of related tax effects	-	(794)	(313)
Pro forma net loss	(12,785)	(15,783)	(13,549)
Earnings per share			
Basis - as reported	($0.18)	($0.17)	($0.13)
Basis - pro forma	($0.18)	($0.18)	($0.12)

The fair value of each option and warrant granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	For the Years Ended July 31,		
	2001	2002	2003
Expected dividends yield	0.0%	0.0%	0.0%
Expected stock price volatility	136%-156%	123%	256%
Risk-free interest rate	5.45%	4.92%	2.7%
Expected life of options	3-10 years	3-10 years	3-10 years

The weighted average fair value of options granted during 2001, 2002 and 2003 was $.55, $.50 and $.08, respectively

B) SOURCES OF REVENUE, DIRECT COST AND REVENUE RECOGNITION

Sources of revenue:

Carrier Services: We provide termination services to U.S and Latin American telecommunications companies who lack transmission facilities, require additional capacity or do not have the regulatory licenses to terminate traffic in Mexico. Typically these telecommunications companies offer their services to the public for local and international long distance services. Revenues from this service accounted for approximately 91% of our overall revenues in fiscal 2001, approximately 95% in fiscal 2002 and 94% in fiscal 2003. As discussed in the business section of this report, in December 2002, we were forced to idle our network and we were not able to restart our carrier services network during the fiscal year ending July 31, 2003. As a result we did not generate any revenue from this source during the second half of the fiscal year ending July 31, 2003.

Network Services: We offer private communication links for multi-national and Latin American corporations or enterprise customers who use a high volume of telecommunications services to their U.S. offices or businesses and need greater dependability than is available through public networks. These services include data, voice and fax transmission as well as Internet services between the customers multiple international offices and branches.

Direct Cost:

Carrier Services: The Company incurs termination charges, these charges are related to the fees that we are charged by our carriers / vendors for the termination of phone calls into their infrastructure and network, primarily in Mexico.

Network Services: The Company incurs satellite and fiber optic charges. The satellite and fiber optic charges are incurred as part of the connection links between the customer's different remote locations and sites to transmit data, voice and Internet services.

Revenue recognition:

Carrier services revenue is derived through transporting and terminating minutes of telecommunications traffic over our leased VoIP network, or Voice over Internet Protocol. Network services revenue is derived from the network capacity provided to our customers to connect their multiple sites or locations throughout Latin America to transport data, voice and fax transmissions. Revenue is recognized when persuasive evidence of an arrangement exists, service or network capacity has been provided, the price is fixed or determinable, collectibility is reasonably assured and there are no significant obligations remaining.

C) IMPAIRMENT OF LONG-LIVED ASSETS. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recovered through undiscounted future cash flows. If it is determined that an impairment has occurred based on expected cash flows, such loss is recognized in the statement of operations.

D) INVESTMENT IN UNCONSOLIDATED SUBSIDIARY. On May 22, 2003 the Company sold 51% of its interest in ATSI Comunicaciones S.A de C.V. (ATSI COM). As of July 31, 2003, the Company has a 49% interest in the profits and equity of ATSICOM, a Mexican Corporation, engaged in providing telecommunications services. The Company has recorded the investment in the unconsolidated subsidiary in conformity with the equity method of accounting. Summarized financial information for this unconsolidated subsidiary is included in Note 6 to the consolidated financial statements.

E) OTHER ACCOUNTING POLICIES.

Estimates in Financial Statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Foreign Currency Translation. Until January 1, 1999, Mexico's economy was designated as highly inflationary. GAAP requires the functional currency of highly inflationary economies to be the same as the reporting currency. Accordingly, the consolidated financial statements of all of our Mexican subsidiaries, whose functional currency is the peso, were remeasured from the peso into the U.S. dollar for consolidation. Monetary and nonmonetary assets and liabilities were remeasured into U.S. dollars using current and historical exchange rates, respectively. The operating activities of these subsidiaries were remeasured into U.S. dollars using a weighted-average exchange rate. The resulting translation gains and losses were charged directly to operations. As of January 1, 1999, Mexico's economy was deemed to be no longer highly inflationary. According to GAAP requirements the change from highly inflationary to non-highly inflationary requires that the nonmonetary assets be remeasured using not the historical exchange rates, but the exchange rate in place as of the date the economy changes from highly inflationary to non-highly inflationary. As such, our non-monetary assets in Mexico have been remeasured using the exchange rate as of January 1, 1999. Subsequent to January 1, 1999, monetary assets and non-monetary assets are translated using current exchange rates and the operating activity of these Mexican subsidiaries remeasured into U.S. dollars using a weighted average exchange rate. The effect of these translation adjustments are reflected in the other comprehensive loss account included in stockholders' deficit section of the balance sheet.

Concentration of Credit Risk. Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of trade receivables. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses, which, when realized, have been within the range of management's expectations. The Company maintains cash in bank deposits accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and we do not believe we are exposed to any significant credit risk on cash and cash equivalents.

Cash and Cash Equivalents. The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Restricted Cash. This is the cash that has been collected by the Chapter 7 Bankruptcy Trustee from the sale of various assets from ATSI Texas and TeleSpan Inc. This cash will be utilized by the Bankruptcy Trustee to pay those expensesassociated with the liquidation of ATSI Texas and TeleSpan, Inc.

Property and Equipment. Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the related assets, which range from one to fifteen years. Expenditures for maintenance and repairs are charged to expense as incurred.

Income Taxes. Deferred taxes are computed using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Disclosures about Fair Value of Financial Instruments. The following methods and assumptions were used to estimate the fair value of each class of financial instrument held by us:

Current assets and liabilities: The carrying value approximates fair value due to the short maturity of these items.

Convertible debt: Since our debt is not quoted, estimates are based on each obligations' characteristics, including remaining maturity, interest rate, credit rating, collateral, amortization schedule and liquidity (without consideration for the convertibility of the notes). We believe that the carrying amount does not differ materially from the fair value.

F) RECENT ACCOUNTING PRONOUNCEMENTS.

In December 2002, the FASB issued SFAS No. 148 (SFAS 148), "Accounting for Stock-Based Compensation – Transition and Disclosure", amending FASB Statement No. 123 (SFAS 123) "Accounting for Stock-Based Compensation". SFAS 148 provides two additional alternative transition methods for recognizing an entity's voluntary decision to change its method of accounting for stock-based employee compensation to the fair-value method. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 so that entities will have to (1) make more prominent disclosures regarding the pro forma effects of using the fair-value method of accounting for stock-based compensation, (2) present those disclosures in a more accessible format in the footnotes to the annual financial statements, and (3) include those disclosures in interim financial statements. SFAS 148's transition guidance and provisions for annual disclosures are effective for fiscal years ending after December 15, 2002; earlier application is permitted. The adoption of SFAS 148 required additional disclosure in the Company's interim consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For public enterprises with a variable interest in a variable interest entity created before February 1, 2003, the Interpretation is applied to that enterprise no later than the beginning of the first interim or annual reporting period beginning after December 15, 2003. The Company does not expect the adoption of Interpretation No. 46 to have a material impact on the Company's results of operations or financial position.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities'. SFAS 149 provides for certain changes in the accounting treatment of derivative contracts. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except for certain provisions that relate to SFAS No. 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, which should continue to be applied in accordance with their respective effective dates. The guidance should be applied prospectively. Management anticipates that the adoption of SFAS No. 149 will not have a material impact on the Company's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This new statement changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. It requires that those instruments be classified as liabilities in balance sheets. Most of the guidance in SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective as of August 1, 2003. Management anticipates that the adoption of SFAS No. 150 will require that the Series D and Series E Redeemable Preferred Stock will have to be reported as a liability on the balance sheet.

The Emerging Issues Task Force issued EITF No. 00-21, Revenue Arrangements with Multiple Deliverables addressing the allocation of revenue among products and services in bundled sales arrangements. EITF 00-21 is effective for arrangements entered into in fiscal periods after June 15, 2003. The Company does not expect the adoption of EITF No. 00-21 to have a material impact on the Company's future results of operations or financial position.

3. BANKRUPTCY OF TWO OF OUR OPERATING ENTITIES

ATSI (Texas), Inc. and TeleSpan, Inc., filed for protection under Chapter 11 of the U.S. Bankruptcy Code on February 4, 2003 and February 18, 2003 respectively. Additionally, the court ordered joint administration of both cases on April 9, 2003 and subsequently on May 14, 2003 the court converted the cases to Chapter 7 bankruptcies. The two bankrupt subsidiaries were our two primary operating companies and they have ceased operations. These bankruptcies did not include ATSI Delaware, the reporting entity (the SEC registrant). On July 2, 2003, the U.S. Bankruptcy Court handling the Chapter 7 cases for ATSI Texas and TeleSpan, Inc. approved the sale of two of its subsidiaries, ATSI-Mexico and SINFRA, to Latingroup Ventures, L.L.C. (LGV), a non-related party. Under the purchase agreement LGV acquired all the communication centers and assumed all related liabilities. Additionally, under the agreement, LGV acquired the Comercializadora License owned by ATSI-Mexico and the Teleport and Satellite Network License and the 20-year Packet Switching Network license owned by SINFRA. The Chapter 7 Bankruptcy Trustee received all the proceeds from the sale of these entities of approximately $17,500. The Chapter 7 Bankruptcy Trustee, will manage the designation of these funds. Upon liquidation of all the assets owned by ATSI Texas and TeleSpan, Inc., the Chapter 7 Trustee will negotiate all claims with creditors.

The following represents the total assets and liabilities in the Chapter 7 case:

ATSI Texas and TeleSpan
Assets and liabilities under Chapter 7 liquidation
(in thousands)

	July 31, 2003
CURRENT ASSETS:	
Cash-restricted	88
Accounts receivable, net of allowance $103	37
Other current assets	57
Total current assets	182
CURRENT LIABILITIES:	
Accounts payable	7,673
Accrued liabilities	2,015
Notes payable	636
Capital leases	2,207
Total current liabilities	12,531

4. GOING CONCERN

The Company has incurred substantial cumulative net losses, working capital deficits, and negative cash flows since the Company's inception. The auditor's opinion on the consolidated financial statements as of July 31, 2003, calls attention to substantial doubt about the Company's ability to continue as a going concern. For the period from December 17, 1993 to July 31, 2003, the Company has incurred cumulative net losses of approximately $80.1 million. Further, the Company has a working capital deficit of approximately $17.8 million at July 31, 2003. We have limited capital resources available to us, and these resources may not be available to support our ongoing operations until such time as we are able to continuously generate positive cash flows from operations. There is no assurance we will be able to achieve future revenue levels sufficient to support operations. These matters raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon the ongoing support of our stockholders and customers, our ability to obtain capital resources to support operations and our ability to successfully market our services.

We are likely to require additional financial resources in the near term and could require additional financial resources in the long-term to support our ongoing operations. We plan on securing funds through equity offerings and entering into lease or long-term debt financing agreements to raise capital. There can be no assurances, however, that such equity offerings or other financing arrangements will actually be consummated or that such funds, if received, will be sufficient to support existing operations until revenue levels are achieved sufficient to generate positive cash flow from operations. If we are not successful in completing additional equity offerings or entering into other financial arrangements, or if the funds raised in such stock offerings or other financial arrangements are not adequate to support us until a successful level of operations is attained, we have limited additional sources of debt or equity capital and would likely be unable to continue operating as a going concern

5. BASIC AND DILUTED LOSS PER SHARE

Basic earnings or loss per share is calculated using the weighted average number of common shares outstanding during each period reported. The computation of diluted earnings or loss per share is based on the weighted average number of shares outstanding during the year plus common stock equivalents that would result from the conversion of convertible debt or equity securities into common stock and stock options and warrants outstanding using the treasury stock method and the average market price per share during the period. At July 31, 2001, 2002 and 2003, there were 8,106,668,12,476,164 and 8,673,659 total options and warrants outstanding, respectively. If the effect on earnings or loss per share resulting from the common stock equivalents is antidilutive, such common stock equivalents are excluded from the calculation. Preferred stock convertible into 82,810,912, 42,990,537 and 17,867,925 shares of common stock, were outstanding as of July 31, 2001, 2002 and 2003, respectively. For the periods ended July 31, 2001, 2002 and 2003 common stock equivalents were excluded from the computation of diluted loss per share because their effect was antidilutive.

6. SIGNIFICANT UNCONSOLIDATED AFFILIATE

The following is the summarized financial information for the Company's unconsolidated affiliate, ATSI Comunicaciones S.A de C.V. (ATSICOM) (in thousands):

	July 31, 2003
Results For Year:	
Gross Revenues	$ -
Gross profit	$ -
Net loss	$ (29)
Year-End Financial Position:	
Current Assets	$ 64
Non-current assets	$ 1,445
Current liabilities	$ 124
Non-current liabilities	$ -

We recorded a loss in our investment in our significant unconsolidated affiliate (ATSICOM) for the year ended July 31, 2003 of approximately $14,000. The share of income or loss in our investment is recognized using the equity method.

7. PROPERTY AND EQUIPMENT, NET (at cost)

Following is a summary of our property and equipment at July 31, 2002 and 2003 (in thousands):

	Depreciable lives	July 31, 2002	July 31, 2003
Telecommunication equipment	10-15 years	$5,580	-
Land and buildings	10 years	-	-
Furniture and fixtures	3-5 years	894	-
Equipment under capital leases	5-7 years	3,391	-
Leasehold improvements	1-5 years	303	-
Computer equipment	3 years	503	-
Other	3-5 years	-	-
Total		10,671	-
Less: accumulated depreciation		(7,166)	-
Total – property and equipment, net		$3,505	-

Depreciation and amortization expense as reported in our Consolidated Statements of Operations includes depreciation expense related to our capital leases. For the years ended July 31, 2001, 2002 and 2003, we recorded approximately $2,045,000, $1,955,000 and $1,229,000 respectively of depreciation expense related to our fixed assets.

During the second half of fiscal 2003, two of our operating subsidiaries, ATSI-Texas and TeleSpan, Inc. filed for reorganization protection under Chapter 11 of the U.S Bankruptcy Code, on February 4, 2003 and February 18, 2003, respectively. Additionally, the court ordered joint administration of both cases on April 9, 2003 and on May 14, 2003 the court converted the case to Chapter 7. The two bankrupt subsidiaries were our two primary operating companies and they have ceased operations. As a result of these entities being converted to Chapter 7, the bankruptcy trustee sold all the company's property and equipment in accordance with the Chapter 7 liquidation plan. Accordingly, during the year ended July 31, 2003 we recorded a loss on disposal of assets by the trustee on furniture and fixtures for approximately $179,000 and a loss on disposal of equipment of approximately $830,000.

8. CONCESSION LICENSE

Following is a summary of our material intangible asset (in thousands):

	July 31, 2002	July 31, 2003
Concession License	$4,482	-
Less: accumulated amortization	($443)	-
Less: impairment	($2,039)	-
Total	$2,000	-

On May 22, 2003 we entered into a Share Purchase Agreement with Telemarketing de Mexico, S.A. de C.V. (Telemarketing) whereby we agreed to sell Telemarketing 51% of our Mexican subsidiary, ATSI Comunicaciones, S.A. de C.V. (ATSICOM). ATSICOM owns 100% of the concession license. As a result of the sale, we no longer consolidate the individual assets and liabilities of ATSICOM, such as the concession license. Instead, we account for our 49% ownership using the equity method. Under the equity method, we record our share of ATSICOM's equity as an investment in joint venture. Our investment is reduced or increased for our share of ATSICOM's income or loss or for our share of equity distributions or contributions.

9. IMPAIRMENT OF ASSETS

During the second half of fiscal 2003, two of our operating subsidiaries, ATSI-Texas and TeleSpan, Inc. filed for reorganization protection under Chapter 11 of the U.S Bankruptcy Code, on February 4, 2003 and February 18, 2003, respectively. Additionally, the court ordered joint administration of both cases on April 9, 2003 and on May 14, 2003 the court converted the case to Chapter 7. The two bankrupt subsidiaries were our two primary operating companies and they have ceased operations. As a result of these entities ceasing operations and based on our evaluation and the anticipated undiscounted cash flows related to such entities, we determined that certain telecom equipment and leasehold improvements were impaired. Accordingly, during the year ended July 31, 2003 we recorded impairment of telecom equipment of approximately $266,000 and impairment of leasehold improvements of approximately $152,000. In addition, during the year ended July 31, 2002 we determined that the expected future cash flows related to the concession license, certain equipment and other assets was less than its carrying value. Therefore, during the year ended July 31, 2002, we recorded an impairment loss related to telecom equipment and other assets totaling approximately $1,080,000 and an impairment loss related to the concession license totaling approximately $2,039,000.

10. ACCRUED LIABILITIES

Following is a summary of our accrued liabilities (in thousands):

	July 31, 2002	July 31, 2003
Alfonso Torres (Concession)	$980	$1,003
Christian, Wukoson, Smith & Jewell	-	$869
Dividends Series "D"	-	$284
Redeemable Preferred Shares Series "D"	-	$658
Dividends Series "A", "F" and "G"	$200	$332
Audit fees, penalties, rent and wages	$102	$105
Bankruptcy-COMDISCO, NTFC & IBM	$7	$852
Bankruptcy-Rent, Property Taxes & Other	$109	$612
Bankruptcy-Salaries & Wages	$435	$426
Bankruptcy-Universal Fund Fees	$301	$301
Bankruptcy-Professional fees	-	$45
Convertible Debenture Interest	-	$31
Accrued Liabilities Total:	$2,134	$5,518

11. NOTES PAYABLE

Notes payable are comprised of the following (in thousands):

	July 31, 2002	July 31, 2003
Note payable to a related party	$250	$250
Note payable to a company	$386	$386
Note payable to an individual	$357	$357
Note payable to a related party	-	$25
Note payable to a company	-	$62
Total current notes payable	$993	$1,080

In March 2001, the Company entered into a note payable with a related party, a director of ATSI, in the amount of $250,000, for a period of 90 days, renewable at the note holder's option. The note, which accrues interest at a rate of 9.75% per annum payable monthly until the note is paid in full, was extended throughout fiscal 2001 and 2002. During fiscal 2003, the director resigned from our Board of Directors. Currently, the note is in default.

In May 2002, the Company entered into a note payable with a vendor for equipment it had originally purchased commencing in June 2000 in the amount of approximately $386,000. The note, which accrues interest beginning July 15, 2002 at the rate of 18%, matured October 15, 2002. During fiscal 2003, the Company did not make any payments and the note is in default. The creditor filed a claim against ATSI Texas in the U.S. Bankruptcy Court for the Western District of Texas; currently the Chapter 7 bankruptcy trustee is managing the case.

In November 2001, the Company entered into a note payable, in the amount of $357,000 with the former owners of the concession license that was purchased in July 2000. The note called for principal payments of approximately $51,000 per month plus accrued interest. The note, which accrues interest at the rate of prime plus 2%, matured July 19, 2002. On October 1, 2002, the note was amended in its entirety with a revised maturity date of February 2006 and an amended interest rate of 7.75%. The revised note calls for equal monthly payments of principal and interest in the amount of approximately $9,000. During Fiscal 2003, the Company did not make any payments; therefore the note is in technical default and has been classified as current. The holders of this note can demand full payment of the total outstanding principal balance and accrued interest. As of November 13, 2003, the holders of this note have not demanded full payment on this note. Currently we are in negotiations with the note holders to satisfy this obligation in an exchange for equity in the Company. However, there can be no assurance that a favorable agreement will be reached.

In December 2002, the Company entered into a note payable with a related party, a director of ATSI, in the amount of $25,000. The note called for 12 monthly payments of approximately $2,000 including interest, commencing on February 1, 2003. The note has an annual interest rate of 7% and a maturity date of January 1, 2004. During Fiscal 2003, the Company did not make any payments on this note and the note is in default. The holder of this note can demand full payment of the total outstanding principal balance and accrued interest. As of November 13, 2003, the holder of this note has not demanded full payment on this note. Currently we are in negotiations with the note holder to extend the terms of the no for an additional 12 months. However, there can be no assurance that a favorable agreement will be reached.

In July 2003, the Company entered into a note payable with a company, in the amount of approximately $62,000. The note called for 12 monthly payments of approximately $6,000 including interest, commencing on October 1, 2003. The note has an annual interest rate of 12% and a maturity date of September 31, 2004. As of the date of this filing the Company has not made any payment towards this debt; therefore, we are in default on the note and has been classified as current. The holder of this note can demand full payment of the total outstanding principal balance and accrued interest. As of November 13, 2003, the holder of this note has not demanded full payment on this note. Currently we are in negotiations with the note holder to satisfy this obligation in an exchange for equity in the Company. However, there can be no assurance that a favorable agreement will be reached.

12. CONVERTIBLE SUBORDINATED DEBENTURES

During fiscal 2002 we received $275,000 of advances without specific terms of repayment or interest. In January 2003 we issued 275 9% Convertible Subordinated Debentures with a face value of $1,000, due January 2005 and warrants to purchase 137,500 shares of common stock in exchange for the $275,000 previously advanced. Each debenture accrues interest at the rate of 9% per annum payable quarterly. The debentures convert into common stock at a conversion price of $0.135 and the warrants are priced at $0.112. At July 31, 2003, the Company was in default of the terms of the debentures for non-payment of quarterly interest.

13. LEASES

Operating Leases. During the first half of fiscal 2003, we leased office space, furniture, equipment and network capacity under noncancelable operating leases and certain month-to-month leases. During the second half of fiscal 2003, ATSI Texas and TeleSpan ceased operations and subsequently filed for Chapter 11 protection in February 2003 and later in May 2003 the case was converted to Chapter 7. As a result of these events, the Company was forced into terminating all operating and capital leases. However, in April 2003, we entered into a six-month operating lease for the Company's new office space. In September 2003 we renewed this lease for one more year and it will expire in October 2004. The monthly rent payment under this operating lease is approximately $3,500. Rental expense under operating leases for the years ended July 31, 2001, 2002 and 2003, was approximately $3,194,000, $2,718,000 and $637,000, respectively. Future minimum lease payments of approximately $42,000 are due under the new office space lease during the year ended July 31, 2004.

Capital Leases. The Company has defaulted on capital leases, which were entered into through its subsidiaries ATSI Texas and TeleSpan. As stated in Note 3, ATSI Texas and TeleSpan filed for Chapter 11 protection in February 2003 and later in May 2003 the case was converted to Chapter 7. Management believes that these lease obligations will be discharged in bankruptcy. However, there can be no assurance that these liabilities will be completely discharged. Capital leases comprised as follows (in thousands):

Leases	July 31, 2002	July 31, 2003
Heller Financial	$ 9	$ 11
Granite Financial LLC	1	-
Imperial Business Credit	1	-
IBM Corporation	2,384	2,196
NTFC Corporation	812	-
	$ 3,207	$ 2,207

Heller Financial. In May 1999, we secured a capital lease with Heller Financial with a principal balance of approximately $38,000. The proceeds from this lease were used to acquire a generator set. The lease calls for monthly payments of approximately $1,000 for

45 months and the capital lease called for an annual interest rate of approximately 12%. The total obligation outstanding under said facility at July 31, 2002 and July 31, 2003 was approximately $9,000 and $11,000, respectively. During fiscal 2003, we did not make any payments, and subsequently the creditor filed a claim with the U.S. Bankruptcy Court for the Western District Court of Texas. Currently, the Chapter 7 bankruptcy trustee is managing any negotiations with this creditor.

Granite Financial LLC. In September 1997, we secured a capital lease with Granite Financial with a principal balance of approximately $40,000. The proceeds from this lease were used to acquire a generator set. The lease calls for monthly payments of approximately $1,000 for 60 months and the capital lease called for an annual interest rate of approximately 11%. This lease was paid in full in August 2002.

Imperial Business Credit. In September 1997, we secured a capital lease with Imperial Business Credit with a principal balance of approximately $50,000. The proceeds from this lease were used to acquire some hardware and software. The lease calls for monthly payments of approximately $1,000 for 60 months and the capital lease called for an annual interest rate of approximately 11%. The total obligation outstanding under said facility at July 31, 2002 was approximately $1,000. This lease was paid in full in August 2002.

IBM Corporation. In fiscal 1997 and in fiscal 1998, we through ATSI-Mexico, secured capital lease facilities with IBM de Mexico. These facilities in total approximated $4.625 million and were used to install U.S. standard intelligent pay telephones in various Mexican markets and to increase network capacity. In May 1999 and again in October 2000 we restructured our capital lease obligation with IBM de Mexico by extending the payment of our total obligation. The latest restructuring of October 2000 increased the monthly payments during calendar year 2001 from approximately $108,000 to approximately $159,000 per month. Interest continued to accrue at the rate of approximately 13% per year, with the facility scheduled to be paid off in June 2003. In May 2002, the Company announced that it had completed an additional restructuring of its capital lease agreement with IBM. This restructuring resulted in a reduction in obligations under capital leases of approximately $640,000, a reduction in accrued interest and value added tax of approximately $1.7 million, a reduction in equipment of $487,500 and a gain on restructuring of approximately $1,860,000. The agreement called for forty-two payments commencing August 1, 2002, consisting of six payments of $50,000 and thirty-six payments of $75,000. The total obligation outstanding under said facility at July 31, 2002 and July 31, 2003 was approximately $3,040,000, including accrued interest of approximately $843,000. During fiscal 2003, we did not make any payments, and subsequently the creditor filed a claim with the U.S. Bankruptcy Court for the Western District Court of Texas. Currently, the Chapter 7 bankruptcy trustee is managing any negotiations with this creditor.

NTFC Corporation. In December 1998, we ordered a DMS 250/300 International gateway switch from Northern Telecom, Inc. at a cost of approximately $1.8 million. As of July 31, 1999, we entered into a capital lease transaction with NTFC Capital Corporation, (NTFC) to finance the switch and an additional approximate $200,000 of equipment over a five and a half-year period with payments deferred for six months. Quarterly payments approximate $141,000 and the capital lease has an interest rate of approximately 12%. The lease facility requires that we meet certain financial covenants on a quarterly basis beginning October 31, 1999, including minimum revenue levels, gross margin levels, EBITDA results and debt to equity ratios. The obligation outstanding under said facility at July 31, 2002 and July 31, 2003 was approximately $812,000 and $0, respectively. In May 2003, the Judge managing the Chapter 7 case, ordered a motion for relief from automatic stay. Under this court order, the creditor enforced its right to take possession of the secured equipment releasing ATSI Delaware and ATSI Texas of this obligation. The total amount of the obligation released was approximately $1,084,000. As a result, we recognized an impairment loss on the equipment related to this transaction of approximately $232,000 and reduced assets of approximately $1,316,000.

14. DEFERRED REVENUE

The Company collects cash from private network customers in advance of providing services in order to partially cover the cost necessary equipment and related installation costs. These advance cash payments are recorded as deferred revenue until such time as the Company has performed services and there is no further significant obligation pertaining to the advance payments. At July 31, 2002 and July 31, 2003 we had approximately $111,000 and $0 of deferred revenues outstanding, respectively.

15. SHARE CAPITAL

Common stock

During the year ended July 31, 2001, we issued 11,953,734 common shares. Of this total, 244,999 shares were issued for approximately $102,000 of net cash through the exercise of 249,999 warrants and options, 1,758,663 shares were issued for approximately $832,000 of net cash through the investment option of our Series E Preferred Stock holder, 8,180,379 shares were issued as a result of the conversion of preferred shares, 1,600,000 shares were issued as a result of the conversion of convertible debt and 169,693 shares were issued for services rendered to us. The shares issued for services rendered have not been registered by us, nor do we have any obligation to register such shares.

During the year ended July 31, 2002, we issued 17,664,688 common shares. Of this total, 773,142 shares were issued for approximately $220,000 of net cash through the investment option of our Series E Preferred Stock holder, 15,454,922 shares were issued as a result of the conversion of preferred shares, 1,062,791 were issued related to our acquisition in July 2000 of Grupo Intelcom, S.A. de C.V., 328,333 shares were issued related to the settlement of officer notes and 47,500 shares were issued for services rendered to us. The shares issued for services rendered and the shares issued related to our acquisition of Grupo Intelcom, S.A. de C.V. have not been registered by us, nor do we have any obligation to register such shares.

During the year ended July 31, 2003, we issued 8,644,839 common shares. Of this total, 3,918,680 shares were issued as a result of the conversions of our Series E Preferred Stock and accumulated dividends, 1,272,170 shares were issued as a result of the conversion of our Series F Preferred Stock and accumulated dividends, 135,420 shares were issued as a result of the accumulated dividends of our Series G Preferred Stocks and 3,318,569 shares were issued for services rendered to us. The shares issued for services rendered have not been registered by us, nor do we have any obligation to register such shares.

As noted in the previous paragraphs we have on occasion granted shares of our common stock in lieu of cash for services rendered by both employees and non-employees. These services have included bonuses, employee commissions and professional fees. The fair value of these services was determined using invoiced amounts and, in lieu of cash, we distributed shares to these parties based upon the market price of our common stock when the services were rendered. These services were expensed in the period in which the services were performed according to the terms of invoices and/or contracted agreements in compliance with accounting principles generally accepted in the United Sates of America.

Additionally, we have from time to time issued shares in lieu of cash for services rendered related to private equity placements. The contracts with the various parties called for a designated number of shares to be issued based upon the total shares distributed in the private placements.

No dividends were paid on our common stock during the years ended July 31, 2001, 2002 and 2003.

Preferred Stock

Our shareholders of ATSI Canada approved the creation of a class of preferred stock at our annual shareholders meeting on May 21, 1997. This class of preferred stock was authorized, effective June 25, 1997. According to our amended Articles of Incorporation, our board of directors may issue, in series, an unlimited number of preferred shares, without par value. No preferred shares of ATSI Canada have been issued as of July 31, 2003.

Pursuant to ATSI's Certificate of Incorporation, our board of directors may issue, in series, 10,000,000 of preferred shares, with a par value of $0.001.

The terms of our Series A, Series B, Series C, Series D, Series E, Series F and Series G preferred stock restrict us from declaring and paying dividends on our common stock until such time as all outstanding dividends have been fulfilled related to the preferred stock. The outstanding Series A, Series D, Series E, Series F and Series G preferred stock have liquidation preference prior to common stock and ratably with each other.

Series A Preferred Stock. In March and April 1999, we issued a total of 24,145 shares of Series A Preferred Stock for cash proceeds of approximately $2.4 million. The Series A Preferred Stock accrues cumulative dividends at the rate of 10% per annum payable quarterly. In December 1999 and February 2000, we issued 14,370 shares (two issuances of 10,000 shares and 4,370 shares) and 10,000 shares, respectively, of Series A Preferred Stock for cash proceeds of approximately $1.4 million and $1.0 million, respectively. The Series A Preferred Stock accrues cumulative dividends at the rate of 10% per annum payable quarterly. During fiscal 2000, the holders of the aforementioned Series A Preferred Stock elected to convert all of their outstanding preferred shares and accumulated dividends resulting in the issuance of approximately 3,616,231 shares of common stock. In fiscal 2001, the holder of the 10,000 shares issued in February 2000 elected to convert all their shares and accumulated dividends of approximately $66,000 resulting in the issuance of 576,633 shares of common stock. Additionally, in fiscal 2001, the holder of the 10,000 shares issued in December 1999 elected to convert all their shares and accumulated dividends of approximately $125,000 into shares of common stock resulting in the issuance of 1,458,955 shares of common stock. As of July 31, 2003, 4,370 shares of Series A Preferred Stock remain outstanding for which we have accrued approximately $153,000 for dividends. The Series A Preferred Stock and any accumulated, unpaid dividends may be converted into Common Stock for up to one year at the average closing price of the Common Stock for twenty (20) trading days preceding the Date of Closing (the "Initial Conversion Price"). On each Anniversary Date up to and including the fifth Anniversary Date, the Conversion price on any unconverted Preferred Stock, will be reset to be equal to 75% of the average closing price of the stock for the then twenty (20) preceding days provided that the Conversion price can not be reset any lower than 75% of the Initial Conversion Price. As these conversion features are considered a "beneficial conversion feature" to the holder, we allocated approximately $3.6 million of the approximate $5.0 million in proceeds to additional paid-in capital as a discount to be amortized over various periods ranging from ninety days to a twelve-month period. During fiscal year 2001 the remaining beneficial conversion feature was fully amortized. The Series A Preferred Stock is callable and redeemable by us at 100% of its face value, plus any accumulated, unpaid dividends at our option any time after the Common Stock of ATSI has traded at 200% or more of the conversion price in effect for at least twenty (20) consecutive trading days, so long as we do not call the Preferred Stock prior to the first anniversary date of the Date of Closing.

Series B Preferred Stock. In July 1999 we issued 2,000 shares of Series B Preferred Stock for cash proceeds of approximately $2.0 million. The Series B Preferred Stock accrues cumulative dividends at the rate of 6% per annum. During fiscal 2000, the holder elected to convert all 2,000 shares of its Series B Preferred Stock and accumulated dividends resulting in the issuance of approximately 2,625,214 shares of common stock.

Series C Preferred Stock. In September 1999, we issued 500 shares of Series C Preferred Stock for cash proceeds of approximately $500,000. The Series C Preferred Stock accrues cumulative dividends at the rate of 6% per annum. In fiscal 2000, the holder elected to convert all 500 shares of Series C Preferred Stock and accumulated dividends resulting in the issuance of approximately 492,308 shares of common stock.

Series D Preferred Stock. In February 2000, we issued 3,000 shares of Series D Preferred Stock for cash proceeds of approximately $3,000,000. The Series D Preferred Stock accrues cumulative dividends at the rate of 6% per annum payable quarterly. During fiscal 2001, the holder elected to convert 1,358 shares and accumulated dividends of approximately $73,000 resulting in the issuance of 3,946,464 shares of common stock. During fiscal 2002, the holder elected to convert 900 shares and accumulated dividends of approximately $103,000 resulting in the issuance of 4,384,990 shares of common stock. As of July 31, 2003, 742 shares of Series D Preferred Stock remain outstanding, for which we have accrued approximately $151,000 for dividends. Additionally, on January 24, 2003 we received a redemption letter from the Series D Preferred holder, requesting redemption of the remaining 742 outstanding Series D Redeemable Preferred Shares. We have not issued these shares; it is the position of the Company that the investor's shares are not owed. Further the Company has filed a lawsuit against one or more parties to whom the investors share are allegedly owed. We are seeking damages from the parties involved for stock manipulation and fraud. The Series D Preferred Stock and any accumulated, unpaid dividends may be converted into Common Stock for up to two years at the lesser of a) the market price on the day prior to closing or b) 83% of the five lowest closing bid prices on the ten days preceding conversion. Consistent with the accounting for our Series A, Series B and Series C Preferred Stock, this is considered a "beneficial conversion feature" to the holder. We allocated all of the $3,000,000 in proceeds to additional paid-in capital as a discount to be amortized over the lesser of the period most beneficial to the holder or upon exercise of the conversion feature. The discount was amortized in its entirety during the quarter ended April 30, 2000. The terms of our Series D Preferred Stock allow for mandatory redemption by the holder upon certain conditions. The Series D Preferred Stock allows the holder to elect redemption upon the change of control of ATSI at 120% of the sum of $1,300 per share and accrued and unpaid dividends. Additionally, the holder may elect redemption at $1,270 per share plus accrued and unpaid dividends if we refuse to honor conversion notice or if a third party challenges conversion. During the year ended July 31, 2003, we received a redemption letter. As a result we adjusted Series D Preferred Stock to the full redemption amount of approximately $942,000 by recording a dividend of approximately $284,000. In addition the redemption amount was reclassed to accrued liabilities.

Series E Preferred Stock. In October 2000, March 2001 and June 2001 we issued a total of 4,500 shares of Series E Preferred Stock and warrants to purchase 1,636,364 shares of common stock for cash proceeds of approximately $4.5 million. The Series E Preferred Stock does not accrue dividends. In addition, we are obligated to issue 175,000 warrants as a finder's fee to an entity that introduced us to the equity fund at an exercise price of $1.72 per warrant. These warrants expire October 2004. The fair value of the warrants was determined to be $1.27 per warrant and we assigned approximately $868,000 of the proceeds to warrants outstanding in stockholders' equity. The warrants contain a reset provision which call for the exercise price to be reset in October 2001, should the closing bid price on AMEX for the ten days preceding the reset date be lower than the original exercise price. During fiscal 2001, the holder converted 1,010 of the shares outstanding and accumulated interest resulting in the issuance of 2,198,329 shares of common stock. In accordance with the terms of the Investment Option of the Series E Preferred Stock, the holder purchased an additional 1,758,663 shares of common stock for $832,415. In fiscal 2002, the holder converted 2,035 of the shares outstanding and accumulated interest resulting in the issuance of 10,166,006 shares of common stock. In accordance with the terms of the Investment Option of the Series E Preferred Stock, the holder also purchased an additional 773,142 shares of common stock for $220,000. During Fiscal 2003, the holder converted 285 of the shares outstanding and accumulated interest resulting in the issuance of 4,121,680 shares of common stock. As of July 31, 2003, 1,170 shares of Series E Preferred Stock remain outstanding. The Series E Preferred Stock may be converted into Common Stock for up to three years at the lesser of a) the market price – defined as the average of the closing bid price for the five lowest of the ten trading days prior to conversion or b) the fixed conversion price – defined as 120% of the lesser of the average closing bid price for the ten days prior to closing or the October 12, 2000 closing bid price. Consistent with the accounting for our Series A, Series B, Series C and Series D Preferred Stock, this is considered a "beneficial conversion feature" to the holder. Of the approximate $1.5 million of proceeds assigned to the first issuance of Series E Preferred Stock approximately $802,000 was allocated to additional paid-in capital as a discount to be amortized over the lesser of the period most beneficial to the holder or upon exercise of the conversion feature. The discount was amortized in its entirety during the quarter. In accordance with the agreement, the conversion price was reset on February 11, 2001 to the then defined "market price". The reset of the conversion price resulted in additional "beneficial conversion feature" of approximately $188,000, which was allocated to additional paid-in capital as a discount and recognized during fiscal 2001. No beneficial conversion expense was required to be recognized related to the second and third issuance of Series E Preferred Stock. The terms of our Series E Preferred Stock allow for mandatory redemption by the holder upon certain conditions. The Series E Preferred Stock allows the holder to elect redemption at $1,250 per share plus 6% per annum if: 1) ATSI refuses conversion notice, 2) an effective registration statement was not obtained by prior to March 11, 2001, 3) bankruptcy proceedings are initiated against the Company, 4) The Secretaría de Comunicaciones y Transportes of the SCT limits or terminates the scope of the concession or, 5) if the Company fails to maintain a listing on NASDAQ, NYSE or AMEX.

Series F Preferred Stock. In March 2001, we issued 8,175 shares of Series F Preferred Stock for cash proceeds of approximately $818,000 and 1,035 shares for services rendered, 535 of which specifically related to the Series F private placement. The Series F Preferred Stock accrues cumulative dividends at the rate of 15% per annum. In fiscal 2002, holders of 700 of the shares outstanding converted into 274,278 shares of common stock and we issued 320,994 shares of common stock for accumulated dividends during the same year. During fiscal 2003, holders of 1,250 of the shares outstanding converted into 480,770 shares of common stock and we issued 1,272,170 of common stock for accumulated dividends. As of July 31, 2003 we have 7,260 shares of Series F Preferred Stock outstanding for which we have accrued approximately $90,000 for dividends. The Series F Preferred Stock and any accumulated, unpaid dividends may be converted into Common Stock for up to one year (the "Anniversary Date") from the Date of Closing at a conversion price of $0.54. On each Anniversary Date up to and including the second Anniversary Date, the Conversion Price on any unconverted Preferred Stock plus any accumulated, unpaid dividends will be reset to be equal to the average closing price of the stock for the five (5) preceding trading days. The initial beneficial conversion feature, which represents the difference between the Initial Conversion Price and the market price on the Commitment Date, is $247,991, which the Company recognized in March 2001 as preferred dividends. In addition, we issued 852,778 warrants at a price of 133% of the original conversion price. The warrants are exercisable for a period of three years from the Date of Closing. The Series F Preferred Stock is callable and redeemable by us at 100% of its face value, plus any accumulated, unpaid dividends at our option any time after our Common Stock has traded at 200% or more of the conversion price in effect for at least twenty (20) consecutive trading days, so long as we do not call the Preferred Stock prior to the first anniversary date of the Date of Closing.

Series G Preferred Stock. In June 2001, we issued 6,500 shares of Series G Preferred Stock for cash proceeds of $650,000. The Series G Preferred Stock accrues cumulative dividends at the rate of 15% per annum. During fiscal 2002, we issued 301,606 shares of common stock for accumulated dividends. As of July 31, 2003, the entire balance of 6,500 shares of Series G Preferred Stock remains outstanding for which we have accrued approximately $89,375 for dividends. The Series G Preferred Stock and any accumulated, unpaid dividends may be converted into Common Stock for up to one year (the "Anniversary Date") from the Date of Closing at a conversion price of $0.44. On each Anniversary Date up to and including the second Anniversary Date, the Conversion Price on any unconverted Preferred Stock plus any accumulated, unpaid dividends will be reset to be equal to 85% of the Market Price on the first Anniversary Date and at all times from and after the second Anniversary Date, the Conversion Price shall equal 85% of the Market Price on the second Anniversary Date. The initial beneficial conversion feature, which represents the difference between the Initial Conversion Price and the market price on the Commitment Date, is $479,576, which we amortized during the fourth quarter of fiscal 2001. In addition, we issued 738,636 warrants at a price of 133% of the original conversion price. The warrants are exercisable for a period of three years from the Date of Closing. The Series G Preferred Stock is callable and redeemable by us at 100% of its face value, plus any accumulated, unpaid dividends at our option any time after our Common Stock has traded at 200% or more of the conversion price in effect for at least twenty (20) consecutive trading days, so long as we do not call the Preferred Stock prior to the first anniversary date of the Date of Closing.

16. STOCK PURCHASE WARRANTS AND STOCK OPTIONS

Following is a summary of warrant activity from August 1, 2000 through July 31, 2003:

	Year Ending July 31,		
	2001	2002	2003
Warrants outstanding, beginning	681,045	5,013,826	4,833,826
Warrants issued	4,332,781	-	-
Warrants expired	-	(180,000)	(325,000)
Warrants exercised	-	-	-
Warrants outstanding, ending	5,013,826	4,833,826	4,508,826

Warrants outstanding at July 31, 2003 expire as follows:

Number of Warrants		Exercise Price	Expiration Date
5,000		$1.72	November 1, 2003
75,000		$1.06	November 16, 2003
852,778		$0.72	March 23, 2004
738,636		$0.58	June 11, 2004
50,000		$1.25	July 2, 2004
800,000		$0.41	July 31, 2004
20,000		$1.19	September 24, 2004
909,091		$1.72	October 11, 2004
181,819		$1.72	October 11, 2004
545,457		$1.72	October 11, 2004
50,000		$1.72	October 11, 2004
175,000		$1.72	October 11, 2004
106,045		$0.94	December 8, 2004
4,508,826	**Total warrants**		

On February 10, 1997, the board of directors granted a total of 4,488,000 options to purchase Common Shares to directors and employees of ATSI under the 1997 Stock Option Plan. Certain grants were considered vested based on past service as of February 10, 1997. The 1997 Stock Option Plan was approved by a vote of the stockholders at our Annual Meeting of Shareholders on May 21, 1997.

In September 1998, our board of directors adopted the 1998 Stock Option Plan. Under the 1998 Stock Option Plan, options to purchase up to 2,000,000 shares of common stock may be granted to employees, directors and certain other persons. The 1997 and 1998 Stock Option Plans are intended to permit us to retain and attract qualified individuals who will contribute to our overall success. The exercise price of all of the options is equal to the market price of the shares of common stock as of the date of grant. The options vest pursuant to the individual stock option agreements, usually 33 percent per year beginning one year from the grant date with unexercised options expiring ten years after the date of the grant. During the year ending July 31, 2001 the board of directors granted a total of 117,500 options to purchase common stock to directors and employees of ATSI under the 1998 Stock Option Plan. During the years ending July 31, 2002 and 2003 no options were issued under the 1998 Stock Option Plan.

In December 2000, our board of directors adopted the 2000 Incentive Stock Option Plan. Under the 2000 Incentive Stock Option Plan, options to purchase up to 9,800,000 shares of common stock may be granted to employees, directors and certain other persons. Like the 1997 and 1998 Stock Option Plans, the 2000 Incentive Stock Option Plan is intended to permit us to retain and attract qualified individuals who will contribute to our overall success. The exercise price of all of the options is equal to the market price of the shares of common stock as of the date of grant. The options vest pursuant to the individual stock option agreements, usually 33 percent per year beginning one year from the grant date with unexercised options expiring ten years after the date of the grant. The 2000 Incentive Stock Option Plan was approved by a vote of the stockholders at our Annual Meeting of Shareholders on February 7, 2001. On May 7, 2001, the board of directors granted a total of 1,864,000 options to purchase common stock to employees of ATSI. In August 2001, the board approved the granting of additional 3,050,000 in options to directors, officers and employees of ATSI. The Board further approved the granting of an aggregate total of 2,227,499 options to directors, officers and employees in September 2001, December 2001, March 2002 and June 2002. The Board also approved the granting of an additional 630,000 options to directors, officers and employees in September 2002.

A summary of the status of our 1997, 1998 and 2000 Stock Option Plans for the years ended July 31, 2001, 2002 and 2003 and changes during the periods are presented below:

1997 Stock Option Plan	Years Ended July 31,					
	2001		2002		2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	312,004	$1.59	202,002	$1.87	202,002	$1.87
Granted	-	-	-	-	-	-
Exercised	(13,000)	$0.58	-	-	-	-
Forfeited	(97,002)	$2.15	-	-	(200,002)	$1.87
Outstanding, end of year	202,002	$1.87	202,002	$1.87	2,000	$0.58
Options exercisable at end of year	202,002	$1.87	202,002	$1.87	2,000	$0.58
Weighted average fair value of options granted during the year		N/A		N/A		N/A

1998 Stock Option Plan	Years Ended July 31, 2001 Shares	2001 Weighted Average Exercise Price	2002 Shares	2002 Weighted Average Exercise Price	2003 Shares	2003 Weighted Average Exercise Price
Outstanding, beginning of year	1,379,211	$0.70	1,026,840	$0.91	1,015,172	$0.91
Granted	117,500	$0.90	-	-	-	-
Exercised	(231,999)	$0.55	-	-	-	-
Forfeited	(237,872)	$0.84	(11,668)	$0.78	(662,338)	$0.91
Outstanding, end of year	1,026,840	$0.91	1,015,172	$0.91	352,834	$0.56
Options exercisable at end of year	417,043	$0.83	891,840	$0.82	342,834	$0.56
Weighted average fair value of options granted during the year		$0.87		N/A		N/A

2000 Stock Option Plan	Years Ended July 31, 2001 Shares	2001 Weighted Average Exercise Price	2002 Shares	2002 Weighted Average Exercise Price	2003 Shares	2003 Weighted Average Exercise Price
Outstanding, beginning of year	-	-	1,864,000	$0.56	6,425,165	$0.48
Granted	1,864,000	$0.56	5,277,499	$0.44	630,000	$0.08
Exercised	-	-	-	-	-	-
Forfeited	-	-	(716,334)	$0.49	(3,245,166)	$0.48
Outstanding, end of year	1,864,000	$0.56	6,425,165	$0.48	3,809,999	$0.45
Options exercisable at end of year	-	N/A	1,876,998	$0.59	1,832,222	$0.55
Weighted average fair value of options granted during the year		$0.55		$0.27		$0.08

The weighted average remaining contractual life of the stock options outstanding at July 31, 2003 is approximately .4 years for options granted under the 1997 Stock Option Plan, approximately 5.3 years for options granted under the 1998 Stock Option Plan and approximately 8.6 years for options granted under the 2000 Incentive Stock Option Plan.

The following table summarizes information about stock options and warrants outstanding for all plans at July 31, 2003:

	Options and Warrants Outstanding			Options and Warrants Exercisable	
Range of Exercise Price	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number Exercisable	Weighted Average Exercise Price
$0.08 – 0.94	6,662,292	$0.51	5.73	4,818,958	$0.53
$1.09 – 1.72	2,011,367	$1.68	1.13	2,011,367	$1.68
$0.08 – 1.72	8,673,659	$0.78	4.66	6,830,325	$0.87

17. STATEMENT OF CASH FLOWS

Cash payments and non-cash investing and financing activities during the periods indicated were as follows (in thousands):

	For the Years Ended July 31,		
	2001	2002	2003
Cash payments for interest	$ 911	$ 742	$ 76
Cash payment for income taxes	$ 64	$ 110	-
Non-cash:			
Notes receivable and accrued interest issued to Exercise options for common shares	$ 101	-	-
Common shares issued for acquisition	-	$ (981)	-
Note incurred in conjunction with acquisition	$ 120	-	-
Conversion of convertible debt to common shares	$ 803	-	-
Capital lease obligations incurred	-	$ 122	-

18. EMPLOYEE BENEFIT PLAN

On January 1, 1999, the Company established a Retirement Plan, which was a qualified employee profit-sharing program. In February 2003, ATSI – Texas and TeleSpan, Inc. filed for reorganization protection under Chapter 11 of the U.S Bankruptcy Code. Additionally, the court ordered joint administration of both cases on April 9, 2003 and on May 14, 2003 the court converted the case to Chapter 7. Currently, the Chapter 7 trustee is managing this plan.

During the year ended July 31, 2001 and 2002 we made matching contributions of approximately $17,600 and $10,400, respectively. We did not make any contributions during the year ended July 31, 2003. Additionally, no discretionary contributions were made for the fiscal years 2001, 2002 and 2003.

Following are the terms of the Retirement plan that was in effect during Fiscal year 2002:

The purpose of the Plan was to provide a program whereby contributions of participating employees and their employers were systematically invested to provide the employees an interest in the Company and to further their financial independence. Participation in the Plan was voluntary and was open to employees of the Company who became eligible to participate upon the completion of a half-year of continuous service. The term of each Plan Year began January 1 and ended December 31.

Participating employees could contribute from 2% to 15% of their total annual compensation, including bonuses, subject to certain limitations, including a $7,000 annual limitation, subject to inflation. Participants could have elected to make those contributions on a before-tax or after-tax basis, or both, with federal income taxes on before-tax contributions being deferred until a distribution was made to the participant. Participants' contributions of up to 3% of their elective deferrals were matched 25% by the Company. The Company did not match participant's contributions in excess of 3% of their annual compensation. The Employer could also have contributed an additional amount determined in its sole judgment. Such additional contribution, if any, was allocated to each Participant in proportion to his or her Compensation for the Plan Year while a Participant.

19. ACQUISITIONS

In July 2000, we acquired Grupo Intelcom, S.A. de C.V., a Mexican company, which owned a long distance license issued by the Mexican government. The terms of the agreement called for us to purchase 100% of the stock of Grupo Intelcom from Alfonso Torres Roqueni (a 51% stockholder) and COMSAT Mexico, S.A. de C.V., (a 49% stockholder) for a total purchase price of approximately $4,176,000 consisting of $755,000 in cash, $500,000 in the form of a note payable, which was paid off prior to July 31, 2000, 400,000 shares of our common stock valued at approximately $2.5 million and 100,000 warrants exercisable at $6.00 for a period of three years and valued at approximately $440,000. The agreement also provided for an additional payment should the value of ATSI's stock be lower than $5.00 on the first anniversary date. In October 2001, we renegotiated the reset provisions of the original agreement resulting in: 1) a cash liability of approximately $457,000 payable to Mr. Torres, 2) the issuance of 1,062,791 shares of ATSI common stock equivalent to $457,000, 3) 100,000 warrants at an exercise price of $0.32 to be issued and 4) an extension of the original reset provision to the second anniversary date in July 2002. On the second anniversary date the closing stock price was $0.10 resulting in an additional liability of $980,000, which we have recorded as of July 31, 2002. We are currently negotiating with Mr. Torres to satisfy a portion of the outstanding liability in exchange for equity. There can be no assurances, however, that the negotiations will be successful.

20. SALE OF 51% OF ATSI COMUNICACIONES S.A DE C.V.

In May 2003, the Company entered into a Share Purchase Agreement with Telemarketing de Mexico, S.A. de C.V. (Telemarketing) whereby we agreed to sell Telemarketing 51% of our Mexican subsidiary, ATSI Comunicaciones, S.A. de C.V. (ATSICOM). The agreement provides that there will be an initial payment of $194,000 plus payment of approximately $200,000 of ATSICOM'S liabilities and the remaining purchase price of $747,000 will be paid as follows:

- Beginning in May 2003 Telemarketing will pay ATSI $20,750 per month for 12 months. As of July 31, 2003, the remaining balance totaled approximately $187,000. This obligation is secured with the stock of ATSICOM and is a non-interest bearing note.
- Beginning in May 2004, Telemarketing will pay ATSI $20,750 per month for the next 24 months, contingent on ATSI generating 20,750,000 minutes of monthly traffic through ATSICOM's network. In the event the company does not reach the above-mentioned volume of monthly minutes, the monthly payment will be adjusted based on the same percentage of the shortfall in minutes, until Telemarketing pays the total purchase price. On the other hand, if ATSI exceeds the volume of monthly traffic, Telemarketing can make additional payments, without penalty.

Additionally, starting in October 2004, Telemarketing will pay ATSI $2,886 per month for the next 18 months and a payment of $48,048 on the 19th month. These payments will reimburse ATSI for payments made on ATSICOM's liabilities, as agreed in the Share Purchase Agreement. As of July 31, 2003, the remaining balance of payments totals approximately $100,000 and is recorded as a long-term non-interest bearing note receivable, secured by the stock of ATSICOM.

Currently the Company is primarily dependent on these funds to supplement any cash from operations.

21. SALE OF ATSI MEXICO AND SINFRA

On July 02, 2003, the U.S. Bankruptcy Court overseeing the Chapter 7 cases for ATSI Texas and TeleSpan approved the sale of two of its foreign subsidiaries, ATSI-Mexico and SINFRA to Latingroup Ventures, L.L.C. (LGV), a non-related party. Under the purchase agreement, LGV acquired all the communication centers and assumed all related liabilities. Additionally, under the agreement, LGV acquired the Comercializadora License owned by ATSI-Mexico and the Teleport and Satellite Network License owned by SINFRA. The Chapter 7 Bankruptcy Trustee received all the proceeds from the sale of these entities of approximately $17,500 and the use of these funds is restricted for the Chapter 7 case related expenses. As a result of this transaction, we recognized in ATSI Texas and TeleSpan a loss on the sale of assets of approximately $452,123 on the sale of ATSIMexico and $510,502 on the sale of SINFRA.

22. INCOME TAXES

Income tax expense from continuing operations differs from the amount computed at federal statutory rates as follows:

	Year Ended July 31,		
	2001	2002	2003
Federal income tax benefit (expense) at statutory rate	$1,751,000	$2,307,000	$2,959,000
Other	-	(338,000)	-
Permanent tax differences in connection with bankrupt subsidiaries	-	-	(1,764,000)
Change in valuation allowance	(1,751,000)	(1,969,000)	1,195,000
Income tax benefit (expense)	-	-	-

Deferred tax assets (liabilities) are comprised of the following:

	July 31,	
	2002	2003
Net operating loss carry-forward	$7,223,000	$15,403,000
Impairment of Mexican intangible assets	1,779,000	-
Impairment of U.S. intangible assets and equipment	408,000	-
Losses accrued in Mexican subsidiaries	4,739,000	-
Other	94,000	35,000
Valuation allowance	(14,243,000)	(15,438,000)
Total deferred tax asset (liability)	$ -	$ -

The Company conducts a periodic examination of its valuation allowance. Factors considered in the evaluation include recent and expected future earnings and the Company's liquidity and equity positions. As of July 31, 2002 and 2003, the Company has determined that a valuation allowance is necessary for the entire amount of deferred tax assets.

At July 31, 2002 and 2003, the Company had net operating loss carry-forwards related to U.S. operations of approximately $21,246,000 and $45,303,000 with expiration dates ranging from 2009 through 2023.

The availability of the net operating loss carry-forwards to reduce U.S. federal taxable income is subject to various limitations in the event of an ownership change as defined in Section 382 of the Internal Revenue Code of 1986 (the "Code"). We experienced a change in ownership in excess of 50% as defined in the Code, during the year ended July 31, 1998. This change in ownership limits the annual utilization of NOL under the Code.

23. DISCONTINUED OPERATIONS

On June 12, 2002 we discontinued our E-commerce operations through the sale of our majority-owned subsidiary, GlobalSCAPE, Inc. for approximately $2,250,000. The sale of this segment resulted in a gain of approximately $1,100,000.

Additionally, on July 2, 2003, the bankruptcy Trustee for ATSI Texas & TeleSpan under the Chapter 7 liquidation case sold the stock of ATSI Texas and TeleSpan, Inc. subsidiaries, ATSIMEX and SINFRA. The trustee received the funds of approximately $18,000 from the sale of these entities. These funds will be used by the trustee to pay those fees associated with managing ATSI Texas and TeleSpan Chapter 7 cases. The sale of these assets resulted in a loss of approximately $963,000.

For the years ended July 31, 2002 and 2003 assets and liabilities from discontinued operations consist of the following (in thousands):

	July 31,	
	2002	2003
ASSETS FROM DISCONTINUED OPERATIONS		
CURRENT ASSETS:		
Cash and cash equivalents	$17	$0
Accounts receivable, net of allowance of $8	245	-
Note Receivable-current portion	-	-
Inventory	45	-
Prepaid & Other current assets	310	-
Total current assets	617	-
PROPERTY AND EQUIPMENT	9,231	245
Less - Accumulated depreciation and amortization	(7,619)	-
Net property and equipment	1,612	245
OTHER ASSETS, net		
Goodwill, net	1,392	-
Other	73	-
Total assets from discontinued operations:	$3,694	$245
LIABILITIES FROM DISCONTINUED OPERATIONS		
CURRENT LIABILITIES:		
Accounts payable	1,442	944
Accrued liabilities	523	-
Notes payable	479	453
Total current liabilities	2,444	1,397
Total liabilities from discontinued operations:	$2,444	$1,397

Consolidated Income statement presentation for the years ended July 31, 2001, 2002 and 2003 reflects the elimination of the following E-commerce revenues and the expenses of GlobalSCAPE. And the elimination of retail services revenue and expenses of ATSIMEX for the years ended July 31, 2001, 2002 and 2003 (in thousands):

	E-commerce		
	For the Year Ending July 31,		
	2001	2002	2003
E-commerce revenues	$ 5,445	$ 4,404	$ -
Costs and expenses	6,217	4,208	-
Net (loss) income before taxes & minority interest	(772)	196	-
Net (loss) income before minority interest	(836)	195	-
Net (loss) income	$ (591)	$ 399	$ -

Retail Services			
	For the Year Ending July 31,		
	2001	2002	2003
Retail Services revenue	$ 6,837	$ 7,555	$ 4,543
Costs and expenses	11,490	16,660	7,383
Net (loss) income before taxes & minority interest	(4,653)	(9,105)	(2,840)
Net (loss) income before minority interest	(4,812)	(9,215)	(2,919)
Net loss	$ (4,812)	$ (9,215)	$ (2,919)

Total Discontinued Operations			
	For the Year Ending July 31,		
	2001	2002	2003
Retail Services revenue	$ 12,282	$ 11,959	$ 4,543
Costs and expenses	17,707	20,868	7,383
Net income before taxes & minority interest	(5,425)	(8,909)	(2,840)
Net loss before minority interest	(5,648)	(9,020)	(2,919)
Net loss	$ (5,403)	$ (8,815)	$ (2,919)

24. RISKS AND UNCERTAINTIES AND CONCENTRATIONS

The Company is subject to regulations by the United States and Mexican Government. And according to our concession requirements, the Company is required to maintain approximately $10 million in capital. As of July 31, 2003, ATSICOM does not meet this requirement; as a result we are not in compliance with the concession requirements. Currently, Telemarketing, our partner in the joint venture on ATSICOM is in negotiations with the Mexican government on meeting this requirement.

Our business is dependent upon key pieces of equipment, switching and transmission facilities capacity from our carriers. Should we experience service interruptions from our underlying carriers, equipment failures or should there be damage or destruction to the Solaridad satellite there would likely be a temporary interruption of our services, which could adversely or materially affect our operations. We believe that suitable arrangements could be obtained with other satellite operators to provide transmission capacity. Although there can be no assurance that such arrangement could be obtained or obtained when needed.

During the year ended July 31, 2001 and 2002 our carrier services business had one customer, Qwest Communications whose aggregated revenue approximated 70% and 72%, respectively of our total carrier services revenue. Subsequent to December 31, 2002 our carrier services network was idled, and as a result two of our operating subsidiaries, ATSI-Texas and TeleSpan, Inc. filed for reorganization protection under Chapter 11 of the U.S Bankruptcy Code, on February 4, 2003 and February 18, 2003, respectively. Additionally, the Court ordered joint administration of both cases on April 9, 2003 and on May 14, 2003 the Court converted the case to Chapter 7. The two bankrupt subsidiaries were our two primary operating companies and they have ceased operations.

25. RELATED PARTY TRANSACTIONS

In February 2000, our board of directors approved a plan, in which $1.1 million was loaned, at a market interest rate, in the aggregate to certain key executive officers to allow them to exercise approximately 2,033,332 of their vested options. During fiscal 2001, the board of directors modified the agreements by extending them for an additional year and changing them to non-recourse notes. As the accounting treatment for non-recourse notes is consistent with the treatment for options outstanding, the Company excluded the shares from its outstanding common stock as of the date of the modification. Upon maturity in fiscal 2002, the Company elected not to renew the notes again and called the notes due. The officers were unable to pay off the notes so the Company retained the shares it had held as collateral upon the original issuance of the note. In June 2002, the Company issued options in the amount of 933,333 and 866,666 to two of the executive officers at an exercise price of $0.58. The options were to vest over a one-year period quarterly and were subject to being accelerated in the event of early termination. In July 2002, upon the termination of one of the officers 933,333 options vested immediately. As of July 31, 2003 all of the 933,333 options are still outstanding, these options will be forfeited if the recipient fails to exercise these options by July 2004.

During fiscal 2000 and fiscal 2001, we contracted with two companies for billing and administrative services related to carrier services we provide. The companies, which are owned by Tomas Revesz, an ATSI-Delaware director until October 2002, were paid approximately $77,361 and $55,500 for their services during fiscal 2001 and 2002. The monthly fees are capped by the agreement at $18,500 per month. During fiscal 2003, these services were terminated, and as of July 31, 2002 and 2003, the payable due these companies was approximately $78,276. Mr. Revesz, has filed a claim with the U.S. Bankruptcy Court for the Western District of Texas for these payables. Currently the Bankruptcy Trustee under the Chapter 7 case is reviewing the claims filed against the two subsidiaries and will decide how the matters will be handled. Additionally, as of July 31, 2002 and 2003 the Company has a note payable due Mr. Revesz in the amount of $250,000 as detailed in Note 11 to the consolidated financial statements.

We have entered into a month-to-month agreement with Technology Impact Partners, a consulting firm of which Company director Richard C. Benkendorf is principal and owner. Under the agreement, Technology Impact Partners provides us with various services that include strategic planning, business development and financial advisory services. Under the terms of the agreement, we pay the consulting firm $3,750 per month plus expenses. In November 2000 the agreement was modified and the Company is now billed solely for expenses. At July 31, 2002 and July 31, 2003, we had a payable to Technology Impact Partners of approximately $71,207 and approximately $79,794, respectively.

In December 2002, the Company entered into a note payable with a related party, a director of ATSI, Mr. John R. Fleming, in the amount of $25,000. The note called for 12 monthly payments of $2,163 including interest, commencing on February 1, 2003. The note has an interest rate of 7% annually and a maturity date of January 1, 2004. During Fiscal 2003, the company did not make any payments on this note. Currently, we are in default on the note. Additionally, at July 31, 2003, we had a payable of approximately $35,377 for board fees and related expenses.

26. LEGAL PROCEEDINGS

In March 2001, ATSI-Texas was sued by Comdisco for breach of contract for failing to pay lease amounts due under a lease agreement for telecommunications equipment. Comdisco claims that the total amount loaned pursuant to the lease was $926,185 and that the lease terms called for 36 months of lease payments. Comdisco is claiming that ATSI only paid thirty months of lease payments. ATSI disputes that the amount loaned was $926,185 since we only received $375,386 in financing.

In July 2001, we were notified by the Dallas Appraisal District that our administrative appeal of the appraisal of our office in the Dallas InfoMart was denied. The property was appraised at over $6 million dollars. The property involved included our Nortel DMS 250/300 switch, associated telecommunications equipment and office furniture and computers. ATSI was unable to proceed in its appeal of the appraisal due to its failure to pay the taxes under protest. During fiscal 2002 we recorded approximately $260,000 of property tax expense related to our Dallas office. Subsequent to July 31, 2003, the creditor filed a claim with the U.S. Bankruptcy Court for the Western District of Texas for this liability.

In December 2002, the Company and ATSI-Texas were both sued in Mexico for an alleged breach of a promissory note. The U.S. companies were guarantors on a promissory note to a Mexican telecommunications carrier. ATSI is vigorously defending the suits in Mexico, which are claiming approximately $200,000. ATSI believes it has a justifiable basis for its position in the litigation and believes that we will be able to resolve the dispute without suffering a material adverse effect on our financial position, although there can be no assurance.

ATSI has also filed a lawsuit in the Southern District of New York against several financial parties for what ATSI believes is "stock fraud and manipulation". The case is based on convertible preferred stock financing transactions involving primarily two firms, Rose Glen Capital and the Shaar Fund. In both of those transactions, ATSI believes it was defrauded and its stock was manipulated.

Management has disputes with various vendors, but does not believe that the outcome of the disputes will have a material effect on the financial statements. Also, we are a party to additional claims and legal proceedings arising in the ordinary course of business. We believe it is unlikely that the final outcome of any of the claims or proceedings to which we are a party would have a material adverse effect on our financial statements; however, due to the inherent uncertainty of litigation, the range of possible loss, if any, cannot be estimated with a reasonable degree of precision and there can be no assurance that the resolution of any particular claim or proceeding would not have an adverse effect on our results of operations in the period in which it occurred.

27. QUARTERLY FINANCIAL DATA (Net of GlobalSCAPE, Inc., ATSIMEX and SINFRA)

ATSI COMMUNICATIONS, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	For the Quarters Ended			
	10/31/2002	1/31/2003	4/30/2003	7/31/2003
OPERATING REVENUES:				
Services				
Carrier services	$5,436	$1,096	$0	$0
Network services	185	122	70	40
Total operating revenues	5,621	1,218	70	40
OPERATING EXPENSES:				
Cost of services (exclusive of depreciation and amortization, as shown below)	5,005	1,120	86	33
Selling, general and administration	1,269	2,073	310	1,151
Impairment expense	-	-	-	418
Bad debt expense	13	-	22	-
Depreciation and Amortization	407	442	363	17
Total operating expenses	6,694	3,635	781	1,619
OPERATING LOSS	(1,073)	(2,417)	(711)	(1,579)
OTHER INCOME (EXPENSE):				
Other income (expense), net	(13)	(6)	-	(6)
Interest expense	(193)	(191)	(228)	(765)
Loss from the sale of assets	-	(28)	-	(1,492)
Total other income (expense)	(206)	(225)	(228)	(2,263)
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAX	(1,279)	(2,642)	(939)	(3,842)
INCOME TAX BENEFIT (EXPENSE)	-	-	-	-
NET LOSS FROM CONTINUING OPERATIONS	(1,279)	(2,642)	(939)	(3,842)
NET LOSS FROM DISCONTINUED OPERATIONS	(1,650)	(750)	(421)	(98)
NET LOSS FROM SALE OF DISCONTINUED OPERATIONS	-	-	-	(962)
NET LOSS	(2,929)	(3,392)	(1,360)	(4,902)
LESS: PREFERRED DIVIDENDS	(96)	(91)	(91)	(375)
NET LOSS APPLICABLE TO COMMON STOCKHOLDERS	($3,025)	($3,483)	($1,451)	($5,277)
BASIC AND DILUTED LOSS PER SHARE	($0.03)	($0.03)	($0.01)	($0.05)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	96,679,000	103,173,000	103,639,000	103,639,000

The accompanying notes are an integral part of these consolidated financial statements.

ATSI COMMUNICATIONS, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	For the Quarters Ended			
	10/31/2001	1/31/2002	4/30/2002	7/31/2002
OPERATING REVENUES:				
Services				
Carrier services	$9,058	$11,127	$10,827	$10,178
Network services	580	537	442	397
Total operating revenues	9,638	11,664	11,269	10,575
OPERATING EXPENSES:				
Cost of services (exclusive of depreciation and amortization, as shown below)	8,237	10,240	10,380	10,220
Selling, general and administration	1,538	1,711	1,712	1,905
Impairment expense	-	-	-	3,119
Bad debt expense	-	65	8	315
Depreciation and Amortization	437	464	508	546
Total operating expenses	10,212	12,480	12,608	16,105
OPERATING LOSS	(574)	(816)	(1,339)	(5,530)
OTHER INCOME (EXPENSE):				
Other income (expense), net	(14)	42	(5)	1,845
Interest expense	(63)	(111)	(34)	(185)
Loss from the sale of assets	-	-	-	-
Total other income (expense)	(77)	(69)	(39)	1,660
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAX	(651)	(885)	(1,378)	(3,870)
INCOME TAX BENEFIT (EXPENSE)	-	-	-	-
NET LOSS FROM CONTINUING OPERATIONS	(651)	(885)	(1,378)	(3,870)
NET LOSS FROM DISCONTINUED OPERATIONS	(1,478)	(1,479)	(1,012)	(4,847)
NET LOSS FROM SALE OF DISCONTINUED OPERATIONS	-	-	-	1,082
NET LOSS	(2,129)	(2,364)	(2,390)	(7,635)
LESS: PREFERRED DIVIDENDS	(145)	(132)	(96)	(99)
NET LOSS APPLICABLE TO COMMON STOCKHOLDERS	($2,274)	($2,496)	($2,486)	($7,734)
BASIC AND DILUTED LOSS PER SHARE	($0.03)	($0.03)	($0.03)	($0.08)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	78,086,000	83,128,000	91,486,000	91,917,000

The accompanying notes are an integral part of these consolidated financial statements.